Exhibit 99.2

CALEDONIA MINING CORPORATION PLC

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR – SOLICITATION OF PROXIES

MAY 23, 2017

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	5
SOLICITATION OF PROXIES	5
APPOINTMENT AND REVOCATION OF PROXIES	6
EXERCISE OF DISCRETION BY PROXIES	6
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	6
RECORD DATE	6
QUORUM REQUIREMENTS	7
VOTING BY REGISTERED SHAREHOLDERS	7
NON REGISTERED SHAREHOLDERS	7
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	9
PRESENTATION OF FINANCIAL STATEMENTS	9
REAPPOINTMENT OF DIRECTORS	9
Bankruptcy, Insolvency and Cease Trade Order	10
APPOINTMENT OF AUDITORS	11
APPOINTMENT OF AUDIT COMMITTEE MEMBERS	11
ELECTRONIC COMMUNICATIONS WITH SHAREHOLDERS	11
SPECIAL BUSINESS	12
OTHER MATTERS TO BE ACTED UPON	21
PERFORMANCE GRAPH	26
Compensation Discussion and Analysis	27
Option-based awards	28
Compensation governance	29
Summary Compensation Table	29
Outstanding share based awards and option based awards	30
Termination and Change of Control Benefits	30
DIRECTOR COMPENSATION TABLE	31
Outstanding share based awards and option based awards	31
CORPORATE GOVERNANCE PRACTICE	32
Mandate of the Board	32
Director Tenure	34
Board Composition	34
Majority Voting Policy	34
Diversity	34
Board Committees	35
Audit Committee	35
ADDITIONAL INFORMATION	36
APPENDIX “A”	38
APPENDIX “B”	43
APPENDIX “C”	59

CALEDONIA MINING CORPORATION PLC
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation Plc (the “Company”) will be held on Monday, June 19, 2017 at 09:00 a.m. (UK time) at 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF, Channel Islands to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary or, as the case may be, special resolutions:
Ordinary resolutions
1.	To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2016, together with the report of the auditor thereon.
2.	To reappoint each of the following directors of the Company for the ensuing year, each such resolution to be proposed as a separate resolution:
(a)	Leigh A. Wilson, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(b)	Steven Curtis, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(c)	Mark Learmonth, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(d)	James Johnstone, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(e)	John Kelly, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(f)	Johan Holtzhausen, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director; and
(g)	John McGloin, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director.
3.	To reappoint KPMG Inc. as the auditor of the Company for the ensuing year and authorise the directors to fix its remuneration.
4.
In accordance with the charter of the audit committee of the board of directors of the Company, to reappoint each of the following directors of the Company as a member of the audit committee for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	subject to his reappointment as a director of the Company pursuant to the resolution at 2.(f) above, Johan Holtzhausen;
(b)	subject to his reappointment as a director of the Company pursuant to the resolution at 2.(e) above, John Kelly; and

(c)	subject to his reappointment as a director of the Company pursuant to the resolution at 2.(g) above, John McGloin or if any such persons are not so reappointed, any other independent non-executive director of the Company as may be put forward by the chairman of the Meeting.
5.
That the Company be authorised to send or supply all types of notices, documents or other information to members by means of electronic communication including, without limitation, by making them available on a website.

Special resolutions
6.
That, on and with effect from the Effective Time (as defined below) and conditional on the passing of the special resolutions at 7. below, each as a special resolution conditional on the passing of all of them:

(a)
every one hundred (100) issued Common Shares be consolidated into one (1) whole Common Share by the alteration of the Company’s memorandum of association by the inclusion of a new paragraph 6. which shall state “6.  As at the date of alteration of this memorandum of association the issued Common Shares of the Company were consolidated on a 100 to 1 basis”;

(b)
the directors of the Company be authorised to deal with any fractional entitlements arising in consequence of the consolidation of Common Shares where all entitlements of a shareholder, depositary interest holder, non-registered shareholder or beneficial holder of shares in aggregate represent less than one (1) Common Share in such manner as they may think fit and, in particular, may sell the shares representing the fractions to any person (including the Company) and shall, subject to receipt of a duly completed Letter of Transmittal (as defined in the Circular as defined below) in relation to the relevant Common Shares, distribute the net proceeds of sale in due proportion among those holders except for amounts of £5.00 (or, as applicable, the equivalent amount calculated by converting such amount at the daily average £/Canadian dollar exchange rate posted by the Bank of Canada for the business day preceding the sale) or less, which shall be retained for the benefit of the Company.  To give effect to any such sale, the directors may authorise and instruct a person to take such steps as may be necessary to transfer or deliver the shares to, or in accordance with the directions of, the purchaser.  The terms and conditions of any such sale to the Company, which constitute the contract of sale, shall be as set out in the management information circular of the Company dated May 23, 2017 (the “Circular”) and the Letter of Transmittal which are hereby approved; and

(c)
any officer or director of the Company be and is hereby authorised for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver any documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the above special resolutions and the matters authorised hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of any such action.

7.	That, immediately after the Effective Time and conditional on the passing of the special resolutions at 6. above, each as a special resolution conditional on the passing of all of them:
(a)
every one (1) issued Common Share be divided into twenty (20) Common Shares by the alteration of the Company’s memorandum of association by the inclusion of a new paragraph 7. which shall state “7.  As at the date of alteration of this memorandum of association and following the consolidation mentioned in paragraph 6. above the issued Common Shares of the Company were divided on a 1 to 20 basis”;

(b)
the directors of the Company be authorised to deal with any fractional entitlements of a shareholder, depositary interest holder, non-registered shareholder or beneficial holder of shares arising in consequence of the consolidation of Common Shares pursuant to special resolution 6.(a) above and following the division of Common Shares pursuant to special resolution 7.(a) above in such manner as they may think fit and, in particular, may sell the shares representing the fractions to any person (including the Company) and shall, subject to receipt of a duly completed Letter of Transmittal (as defined in the Circular) in relation to the relevant Common Shares, distribute the net proceeds of sale in due proportion among those holders except for amounts of £5.00 (or, as applicable, the equivalent amount calculated by converting such amount at the daily average £/Canadian dollar exchange rate posted by the Bank of Canada for the business day preceding the sale)) or less, which shall be retained for the benefit of the Company.  To give effect to any such sale, the directors may authorise and instruct a person to take such steps as may be necessary to transfer or deliver the shares to, or in accordance with the directions of, the purchaser.  The terms and conditions of any such sale to the Company, which constitute the contract of sale, shall be as set out in the Circular and the Letter of Transmittal which are hereby approved; and

(c)
any officer or director of the Company be and is hereby authorised for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver any documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the above special resolutions and the matters authorised hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of any such action.

8.
That, without prejudice to any sanction of the purchase of fractions of Common Shares pursuant to the special resolutions in 6. and 7. above,  the Company be and is hereby generally and unconditionally authorised for the purpose of article 57 of the Companies (Jersey) Law 1991, as amended, (the “Law”) to make one or more market purchases of shares (which expression in this resolution shall include depositary certificates as defined in article 57 of the Law relating to such shares) provided that:

(a)
the maximum aggregate number of shares hereby authorised to be purchased is 10 per cent. of the Company’s issued share capital immediately following the completion of the purchase of fractions of Common Shares pursuant to special resolutions 6.(b) and 7.(b) above or 5,278,743 Common Shares if special resolutions 6.(b) and 7.(b) above are not passed which equates to approximately 10 per cent. of the Company’s issued share capital at the date of this resolution;

(b)
the minimum price (exclusive of expenses) which may be paid for a share is USD0.01 or the equivalent amount of such price at an exchange rate published by the Company’s principal bankers prevailing during the five trading days immediately preceding the date of the purchase;

(c)
the maximum price (exclusive of expenses) which may be paid for a share, subject to applicable securities laws and stock exchange rules, shall be an amount equal to 5 per cent. above the average closing market price for the shares for the five trading days immediately preceding the date of the market purchase;

(d)
unless previously renewed, varied or revoked, the authority hereby conferred shall expire on the fifth anniversary of the date of the passing of this resolution unless such authority is renewed prior to such time; and

(e)
the Company may make a contract or contracts to purchase shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of shares in pursuance of any such contract or contracts; and

9.
That, subject to the passing of special resolution 8. above, the Company be and is hereby generally and unconditionally authorised pursuant to article 58 A(1)(b) of the Law to hold shares it purchases pursuant to such resolution 8. (including by the purchase of depositary certificates) as treasury shares.

For the purposes of the special resolutions at 6. and 7., “Effective Time” means such time and date as is determined by the directors of the Company and specified in a regulatory news service announcement issued no later than the date of the next annual general meeting of the Company.

May 15, 2017 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of the Meeting.  The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.
To be entitled to attend and vote at the Meeting, shareholders must be registered in the register of members of the Company at 09:00 a.m. (UK time) on Thursday, June 15, 2017 (or, in the event of any adjournment, 48 hours (not including any part of a day that is not a working day) prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting.  Shareholders have a right to ask questions at the Meeting.
In order to ensure representation at the Meeting, registered shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 09:00 a.m. (UK time) on Thursday, June 15, 2017 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.
Non‑registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to vote their shares. Non‑registered shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non‑registered shareholders adhere to the voting instructions provided to them by their nominee.
DATED as of the 23rd day of May, 2017.
By order of the Board of Directors
Caledonia Mining Corporation Plc

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman

CALEDONIA MINING CORPORATION PLC
MANAGEMENT INFORMATION CIRCULAR
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT WHAT ACTION YOU SHOULD TAKE, YOU SHOULD IMMEDIATELY CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER.

THIS MANAGEMENT INFORMATION CIRCULAR (THE “CIRCULAR”) IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OF OR INVITATION TO SELL OR ISSUE OR ANY SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL NOR SHALL THIS CIRCULAR (OR ANY PART OF IT) OR THE FACT OF ITS DISTRIBUTION FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY CONTRACT OR COMMITMENT TO DO SO. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE APPLICABLE SECURITIES LAWS IN SUCH JURISDICTIONS. THIS CIRCULAR DOES NOT CONSTITUTE A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS RULES AND HAS NOT BEEN, AND WILL NOT BE, APPROVED BY OR FILED WITH THE UK FINANCIAL SERVICES AUTHORITY.

THE INFORMATION CONTAINED IN THIS CIRCULAR IS NOT INTENDED TO, AND DOES NOT, CONSTITUTE AN OFFERING OF SECURITIES FOR SALE IN THE UNITED STATES AND NO SECURITIES HAVE BEEN OR WILL BE REGISTERED IN CONNECTION WITH THIS CIRCULAR OR THE TRANSACTIONS CONTEMPLATED HEREBY UNDER THE UNITED STATES SECURITIES ACT 1933, AS AMENDED, (THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION IN THE UNITED STATES NOR WILL THEY QUALIFY FOR DISTRIBUTION UNDER ANY OF THE RELEVANT SECURITIES LAWS OF ANY OTHER JURISDICTION. ANY SECURITIES THAT MAY BE DEEMED OFFERED IN THE UNITED STATES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, UNLESS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION UNDER BOTH FEDERAL AND STATE LAWS.

The Company’s CUSIP number in respect of the Common Shares is G1757E105 and ISIN number is JE00BD35H902. Following the Consolidation, the Company’s new CUSIP number in respect of the post-consolidation Common Shares will be G1757E113 and its new ISIN code in respect of the Depositary Interests will be JE00BF0XVB15.

SOLICITATION OF PROXIES
This Circular is provided in connection with the solicitation of proxies to be used at the annual general meeting of shareholders (“Shareholders”) of Caledonia Mining Corporation Plc (the “Company”) to be held on Monday, June 19, 2017 at 09:00 a.m. (UK time) at 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF, Channel Islands or at any adjournment thereof (the “Meeting”) for the purposes set forth in the Company’s notice of annual general meeting dated as of May 23, 2017 (the “Notice of Meeting”).
The enclosed proxy is being solicited by the management of the Company. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, by facsimile, by the internet, by advertisement or by other personal contact by directors, officers and other employees of the Company. The entire cost of the solicitation will be borne by the Company.
Unless otherwise indicated, the information contained in this Circular is given as at May 23, 2017.
Please refer to the section entitled “SPECIAL BUSINESS” below for an explanation of the reasons for the special resolutions to be put to the Shareholders at the Meeting.  In summary, the special resolutions at 6. and 7. which are intended to consolidate the share capital of the Company are being proposed so as to enable the traded price of the Common Shares to reach an appropriate level to achieve and benefit from a listing on a Recognised US Exchange (as defined below) which the Company intends to pursue as soon as possible after the Meeting, and also to provide liquidity for those who hold less than a board lot of 100 Common Shares at this time.

Dollar ($) amounts stated in this Circular are references to United States Dollars, unless expressed otherwise.
APPOINTMENT AND REVOCATION OF PROXIES
A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy (or proxies) to attend, speak and vote instead of that Shareholder and a proxy need not be a Shareholder. The persons named in the enclosed form of proxy are directors of the Company (“Directors”).  A Shareholder desiring to appoint some other person to represent him, her or it at the Meeting may do so by inserting such person’s name, who need not be a Shareholder, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  Proxies may also be submitted electronically pursuant to the instructions which accompany this Circular.  In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 by not later than 09:00 a.m. (UK time) on Thursday, June 15, 2017 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee).
A Shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorised in writing and deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.
EXERCISE OF DISCRETION BY PROXIES
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them and, if a choice is specified by the Shareholder appointing them, the shares will be voted in accordance with such choice.  In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and FOR the reappointment of the relevant Directors.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
On May 23, 2017, the Company had issued and outstanding 52,787,428 common shares (each, a “Common Share”), each carrying the right of one vote per share.
To the knowledge of the Directors and officers of the Company, other than as set out below, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all Common Shares.  Allan Gray Proprietary Limited, a South African investment fund manager, has disclosed that two funds of which it is the manager beneficially own, directly or indirectly, and that it exercises control or direction over, 8,431,000  Common Shares, representing 15.97% of the issued and outstanding Common Shares.
RECORD DATE
The board of Directors (“Board of Directors” or the “Board”) has fixed the record date as May 15, 2017 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the Meeting will be the Shareholders registered in the register of members at 09:00 a.m. (UK time) on Thursday, June 15, 2017 (or, in the event of any adjournment, 48 hours (not including any part of a day that is not a working day) prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting.  The failure of any Shareholder to receive the Notice of Meeting will not deprive the Shareholder of the right to vote at the Meeting.

QUORUM REQUIREMENTS
The quorum requirement for the Meeting is that there be two Shareholders present in person or by proxy together holding or representing by proxy not less than 5% of the issued shares of the Company.  As the Company has 52, 787,428 Common Shares issued the requirement for the Meeting will be that there be shareholder representation of at least 2,639,372 Common Shares.
VOTING BY REGISTERED SHAREHOLDERS
A registered Shareholder is a person whose shares are registered directly in its own name in the register of members maintained for the Company by the transfer agent and registrar, Computershare.
In order to ensure representation at the Meeting, registered Shareholders must complete, date and sign the enclosed form of proxy, or other appropriate form of proxy and, in either case: (i) deliver the completed proxy to the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 in the addressed envelope enclosed; or (ii) submit the completed proxy to Computershare, facsimile number (416) 263‑9524 or 1‑866‑249‑7775, by no later than 09:00 a.m. (UK time) on Thursday, June 15, 2017 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting.
NON‑REGISTERED SHAREHOLDERS
Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  Most Shareholders are “non‑registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non‑Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non‑Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self‑administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co, the nominee of CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.  Non‑Registered Holders are advised that only proxies from Shareholders of record will be recognised and voted at the Meeting.  In accordance with the requirements as set out in National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non‑Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non‑Registered Holders unless a Non‑Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non‑Registered Holders.  Generally, Non‑Registered Holders who have not waived the right to receive Meeting Materials will either:
(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non‑Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non‑Registered Holder when submitting the proxy.  In this case, the Non‑Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s registrar and transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non‑Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorisation form”) which the Intermediary must follow.  Typically, the proxy authorisation form will consist of a one page pre‑printed form.  Sometimes, instead of the one page pre‑printed form, the proxy authorisation form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar‑code and other information.  In order for the form of proxy to validly constitute a proxy authorisation form, the Non‑Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non‑Registered Holder to direct the voting of the shares which they beneficially own.  Should a Non‑Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non‑Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non‑Registered Holder’s name in the blank space provided.
Holders of depositary interests relating to the Common Shares (the “Depositary Interests”) shall be invited to attend the Meeting by Computershare Company Nominees Limited in its capacity as custodian for the Depositary Interests and on behalf of the Company. If you are a holder of Depositary Interests, please fill in the form of instruction (the “Form of Instruction”) provided and return such Form of Instruction to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, not less than 72 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. The completion and return of the Form of Instruction will not preclude you from attending the Meeting and voting in person if you so wish. Should you wish to attend the Meeting and/or vote at the Meeting please notify Computershare Investor Services PLC in writing at the address above or email !UKALLDITeam2@computershare.co.uk.
In all cases, Non‑Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorisation form is to be delivered.
ELECTRONIC VOTING INSTRUCTIONS VIA THE CREST VOTING SYSTEM

Depositary Interest holders who are CREST members and who wish to issue instructions through the CREST electronic voting appointment service may do so by using the procedures described in the CREST manual (available from www.euroclear.com/CREST).  CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting services provider(s), who will be able to take the appropriate action on their behalf.

In order for instructions made using the CREST service to be valid, the appropriate CREST message (a CREST Voting Instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the voting instruction or to an amendment to the instruction given to Computershare Investor Services PLC must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST ID 3RA50) not less than 72 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST voting instruction by the CREST applications host) from which Computershare Investor Services PLC is able to retrieve the CREST voting instruction by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the transmission of CREST voting instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST voting instruction is transmitted by means of the CREST service by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST voting instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

You may not use any electronic address provided in this document to communicate with the Company for any purposes other than those expressly stated.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Other than the reappointment of Directors and members of the audit committee of the Board, none of the Directors or executive officers of the Company, none of the persons who have been Directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
PRESENTATION OF FINANCIAL STATEMENTS
The Company’s audited consolidated financial statements for the financial year ended December 31, 2016, together with the report of the auditor thereon, will be placed before the Meeting. The annual audited consolidated financial statements of the Company are available on SEDAR at www.sedar.com or on the Company’s website at www.caledoniamining.com.  No vote with respect thereto is required or will be taken.
REAPPOINTMENT OF DIRECTORS
Following the appointment of John McGloin with effect from July 26, 2016, the Board of Directors comprises seven members, all of whom will be standing for reappointment at the Meeting.  The Board has determined that the number of Directors to be appointed at the Meeting is seven. All directors so appointed will, subject to the articles of association of the Company and to applicable laws, hold office until the close of the next annual general meeting of Shareholders, or until their respective successors are appointed.
The following table sets forth for all persons proposed to be nominated for appointment as Directors, the positions and offices with the Company now held by them, their present principal occupation and principal occupation(s) for the preceding five years, the periods during which they have served as Directors, their respective status as an independent or non‑independent Director, and the number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of May 23, 2017.
Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since and Independence Status	Number of Common Shares* As of May 23, 2017
Leigh A. Wilson(2)(3)(4)(5)(7)(8)(9) Director Stuart, Florida, USA	Chairman of the Victory Portfolios (investment funds). Appointed to the Advisory Board of Martin Health System (a not-for-profit healthcare provider based in the United States of America) in April 2017	2012 Independent	215,000
Steven Curtis(4)(5)(6)(7) Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and director of various subsidiary companies; prior to November 17, 2014 Vice President Finance and Chief Financial Officer of the Company.	2008 Non‑Independent	420,000
James Johnstone(2)(3)(4)(6)(7)(8) Director Gibsons, British Columbia, Canada	Retired. Formerly, Chief Operating Officer of the Company and director of various subsidiary companies until September 30, 2006.	1997 Independent	40,000
Mark Learmonth(5)(7) Chief Financial Officer & Director Jersey, Channel Islands	Vice President Finance and Chief Financial Officer of the Company; prior to November 2014, Vice President Corporate Development and Investor Relations with the Company.	2014 Non-Independent	324,750
John Kelly(1)(2)(3)(5)(7) Director New Canaan, Connecticut USA	Partner, McCarvill Capital Partners LLC (independent institutional placement agent); prior to September 2016, Advisor to EndGate Commodities LLC (commodities trading services); prior to August 2014, Chief Operating Officer of Liquidnet Holdings, Inc. (electronic institutional equities trading); prior to December 2011, Managing Partner of CrossRoad LLC (strategy consulting).	2012 Independent	57,465
Johan Holtzhausen (1)(2)(4)(5)(6)(7)(8) Director Western Cape, South Africa	Business consultant and ex audit partner of KPMG Inc.	2013 Independent	90,000
John McGloin(1)(4)(6)(7) Director Bishops Stortford, United Kingdom	Previous executive chairman and chief executive officer of Amara Mining Plc. Current non-executive director of Perseus Mining Limited.	2016 Independent	Nil
Notes:
(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.
(3)  Member of Corporate Governance Committee.
(4)  Member of Nomination Committee.
(5)  Member of Disclosure Committee.
(6)  Member of Technical Committee.
(7)  Member of Strategic Planning Committee.
(8)  Member of Life of Mine Committee.
(9)  Chairman of the Board of Directors.
*The information in this Circular as to shares beneficially owned or controlled or directed not being within the knowledge of the Company has been furnished by the respective nominees individually.

All of the nominees are now members of the Board of Directors and have been since the dates indicated above.  The persons named in the enclosed proxy form, if named as proxy, intend to vote FOR the reappointment of the above nominees unless a Shareholder has specified in his proxy that his shares are to be voted against such resolutions.  Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.
Bankruptcy, Insolvency and Cease‑Trade Order
To the knowledge of the Company, except as noted below, none of the nominees:
(a)
is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of a corporation that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation which was in effect for a period of more than 30 consecutive days that was issued while the nominee was acting in the capacity of director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer;

(b)
is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director or executive officer of any corporation, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Mr John Kelly served as a director of Halo Technology Holdings (“Halo”), an SEC reporting company that traded on the OTC bulletin board, from April 18, 2005 through October 20, 2006. Halo filed for chapter 11 bankruptcy (US Bankruptcy Code) on August 21, 2007.
At the date of this Circular Johan Holtzhausen is also a director of a public issuer, being DRDGOLD Limited.
APPOINTMENT OF AUDITORS
The Shareholders will be asked to vote for the reappointment of KPMG Inc. as auditors of the Company to hold office until the next annual general meeting of Shareholders or until their successors are duly appointed, at remuneration to be settled by the Board of Directors.  KPMG Inc. has been the auditor of the Company since April 30, 2013.
The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the resolution regarding the reappointment of KPMG Inc. as the Company’s auditor and the authorisation of the Directors to fix the auditors’ remuneration unless a Shareholder has specified in his proxy that his shares are to be voted against such resolution.
APPOINTMENT OF AUDIT COMMITTEE MEMBERS
In accordance with the charter of the audit committee of the board of directors of the Company (a copy of which is set out at Appendix “C”), Shareholders will be asked to reappoint certain Directors as members of the audit committee of the Board for the ensuing year, each such resolution to be proposed as a separate resolution.  Each of the nominees, which are members of the Board, satisfies the eligibility requirements for serving on the audit committee as set out in the charter of the Committee.
The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the resolutions regarding the reappointment of the above nominees unless a Shareholder has specified in his proxy that his shares are to be voted against such resolutions.  Management does not contemplate that any of the nominees will be unable to serve as a member of the audit committee but, if that should occur for any reason prior to the Meeting or if a nominee is not reappointed as a Director at the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee proposed by the chairman of the Meeting at their discretion.
ELECTRONIC COMMUNICATIONS WITH SHAREHOLDERS
The Company’s articles of association contain comprehensive provisions allowing for electronic communications with Shareholders (including by way of the use of the Company’s website).  Under the AIM Rules for Companies, the Company is required to obtain, amongst other things, approval from the Shareholders in general meeting should it decide to send accounts to Shareholders by way of electronic communication.

If resolution 5. is passed and in accordance with the AIM Rules for Companies, the Company will, if it decides to send accounts and other information to Shareholders by way of electronic communication, write to Shareholders individually to request their consent to the use of electronic means for conveying accounts and other information via the Company’s website and/or by other electronic means. The Company considers that implementation of this method of communication is likely to deliver material savings to the Company in terms of administration, printing and postage costs, as well as speeding up the provision of information to Shareholders. The reduced use of paper will also have environmental beneﬁts.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the resolution regarding the approval of the Company’s decision to use electronic communications with Shareholders unless a Shareholder has specified in his proxy that his shares are to be voted against such resolution.
SPECIAL BUSINESS
Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass, the special resolutions at 6. and 7. (together the “Share Consolidation Resolutions”) authorising, firstly, a consolidation of the Company’s share capital so that every one hundred (100) Common Shares will be consolidated into one (1) Common Share and, secondly, a division of every newly consolidated one (1) Common Share into twenty (20) Common Shares (the consolidation and division together the “Share Consolidation”).

If the Share Consolidation would otherwise result in a person with an interest in Common Shares (which expression hereafter includes Depositary Interests, unless the context requires otherwise) being entitled to less than one (1) Common Share following the consolidation under special resolution 6.(a), the Directors intend, pursuant to special resolution 6.(b) and in accordance with the Company’s articles of association, for the Company to buy the fraction and send payment to the holder (except for amounts of £5.00 (or, as applicable, the equivalent amount calculated by converting such amount at the daily average £/Canadian dollar exchange rate posted by the Bank of Canada for the business day preceding the sale) or less, which shall be retained for the benefit of the Company).  The price to be paid for a fraction will be based on the average closing price of the Common Shares on the TSX for the five trading days immediately prior to the Effective Time (which is determined by the Board) and shall result in payment for each whole Common Share held prior to the Share Consolidation which together constitute the fraction.  The Company will where practicable make payments in the currency of the jurisdiction in which the recipient is located and at a prevailing exchange rate at the time of payment.

If the Share Consolidation would otherwise result in a person with an interest in Common Shares, whose fraction is not subject to being purchased under special resolution 6.(b), being entitled to a fraction of a Common Share following the division under special resolution 7.(a), the Directors intend, pursuant to special resolution 7.(b), and in accordance with the Company’s articles of association, for the Company to buy the fraction and send payment to the holder (except for amounts of £5.00 (or, as applicable, the equivalent amount calculated by converting such amount at the daily average £/Canadian dollar exchange rate posted by the Bank of Canada for the business day preceding the sale) or less, which shall be retained for the benefit of the Company).  The price to be paid for a fraction will be based on the average closing price of the Common Shares on the TSX for the five trading days immediately prior to the Effective Time and shall result in payment for each whole Common Share held prior to the Share Consolidation which together constitute the fraction.  The Company will where practicable make payments in the currency of the jurisdiction in which the recipient is located and at a prevailing exchange rate at the time of payment.

If the Share Consolidation Resolutions are passed, the Board will determine the appropriate time to give effect to the Share Consolidation, taking into account, amongst other things, a successful application for listing on a Recognised US Exchange (defined below). No further action on the part of Shareholders should be required in order for the Board to implement the Share Consolidation.

Accordingly, pursuant to the Share Consolidation:
(a)
Those who currently have an interest in less than a board lot (100 shares) of Common Shares prior to the Share Consolidation will, as a result of the 100:1 consolidation under special resolution 6.(a), hold a fractional share.  The Company intends to purchase the fractional share prior to the share division under special resolution 7.(a), such that the holder will be entitled to a cash payment from the Company and such holder’s shares will not be divided pursuant to special resolution 7.(a).  Amounts of £5.00 (or, as applicable, the equivalent amount calculated by converting such amount at the daily average £/Canadian dollar exchange rate posted by the Bank of Canada on the business day preceding the sale) or less shall be retained for the benefit of the Company.  The amount to be paid will be calculated based on the average closing price of the Common Shares on the TSX for the five trading days prior to the Effective Time (the “Average Closing Price”). Accordingly, all those currently holding less than a board lot (whose Common Shares are worth more than £5.00 (or the Canadian dollar equivalent)) will be cashed out for a payment per share equal to the Average Closing Price for each whole Common Share held prior to the Share Consolidation which together constitute the fraction.

(b)
Those who currently have an interest in more than a board lot will not have any fractional shares purchased pursuant to special resolution 6.(b).  Following the consolidation in special resolution 6.(a), Common Shares and fractions thereof not purchased pursuant to special resolution 6.(b) will be divided pursuant to special resolution 7.(a) on a 1:20 basis. The Company will purchase any fractional shares outstanding following the division by special resolution 7.(a). The purchase price for such fractional shares will be calculated based on the Average Closing Price and result in payment for each whole Common Share held prior to the Share Consolidation which together constitute the fraction although amounts of £5.00 (or the Canadian dollar equivalent) or less shall be retained for the benefit of the Company.

(c)	Therefore:
(i)	those with currently less than a board lot of Common Shares will receive cash for their shares;
(ii)
those with currently more than a board lot of Common Shares will have their shares consolidated on an effective 5:1 basis and will receive cash (subject to the minimum payment as above) for any fractional shares held following both steps of the Share Consolidation.

Notwithstanding approval of the proposed Share Consolidation by Shareholders, the Board, in its sole discretion, shall decide the Effective Time and therefore the proposal for the Share Consolidation may be abandoned without further approval or action by or prior notice to Shareholders.

If the Board does not implement the Share Consolidation before the next annual general meeting of the Company, the authority granted by the special resolutions to implement the Share Consolidation on these terms shall lapse and be of no further force or effect.

Reasons for the Share Consolidation

The Board believes that it is in the best interests of the Company and the Shareholders to reduce the number of outstanding Common Shares by way of the Share Consolidation, because it will (a) enable those whose interest in Common Shares is less than a board lot, and therefore having an amount of Common Shares that is practically untradeable, to a return of capital on their interest in Common Shares; and (b) facilitate a listing on a recognised United States stock exchange such as the NYSE MKT, NYSE, NYSE Arca or NASDAQ (a “Recognised US Exchange”) by raising the share price to an appropriate level and position the Common Shares in the best possible manner to attract investor interest from the United States and other jurisdictions.

Provide liquidity for holders who hold less than a “board lot”

The first step of the Share Consolidation, being on the basis of 100:1, followed by the purchase by the Company of the fractions that are created by consolidations of non-board lot holdings, will allow non board lot holders (also known as “odd lot holders”) to liquidate their interest in the Company which would previously have been impractical to trade.  The “cashing out” of such interests is expected to reduce administration costs for the Company (for example, those associated with posting multiple dividend cheques for extremely small amounts each quarter, correspondence and other circulars on a regular basis).

Listing on a Recognised US Exchange

The Company expects to pursue a listing of the Common Shares on a Recognised US Exchange (most probably NYSE MKT), and must effect a consolidation of the Common Shares to achieve the minimum share trading price required to satisfy listing requirements.

The Company believes that the United States has the world’s largest and most sophisticated capital markets.  Many gold and precious metals companies (including producers, developers and explorers) are listed on a Recognised US Exchange.  In addition, many of the larger and well-known precious metals-related exchange traded funds, which have grown significantly in recent years, have a Recognised US Exchange as their primary stock exchange. The Company believes that, by listing on a Recognised US Exchange it will have greater access to US institutional and retail investors which in turn may result in better overall trading liquidity, a lower cost of capital and other benefits for the Company and/or its shareholders.  The Company evaluated various precious metals companies that were listed on either the TSX or TSX Venture Exchange and also listed on a Recognised US Exchange and noted that the vast majority of such companies enjoyed greater trading liquidity on the Recognised US Exchange.

Therefore, the Board believes that the Company and the Shareholders will benefit from listing the Common Shares on a Recognised US Exchange.

The Company intends on cancelling its trading facility for the Common Shares on the OTCQX at the same time as the completion of any listing of the Common Shares on a Recognised US Exchange.

Positioning the Common Shares in the Best Possible Manner to Attract Investor Interest

The Company, in connection with any potential listing on a Recognised US Exchange, would like to position the Common Shares in a manner such that the Common Shares are accessible by the broadest possible investor audience. The Company believes that it is very well positioned as an investment option relative to other publicly-traded precious metals companies, particularly given the Company’s attractive dividend yield relative to other precious metals companies.    The Company’s management also believes that, compared to other publicly-traded gold producers of its size, the Company (over time and as market conditions warrant) has good production growth potential. The Company’s management believes that this is an important consideration for investors who want to own a current gold producer that has the ability to substantially increase production over time while maintaining an attractive dividend policy for its shareholders.

Following various discussions with a number of US market participants including investment banks, institutional investors, retail investors and investor relations professionals regarding any potential listing on a Recognised US Exchange, the Company noted a generally consistent view that US-listed companies with share prices above a certain threshold generally enjoy greater access to a broader investor base. As an example of the importance of this threshold, under US Securities and Exchange Commission rules, broker-dealers are prohibited from effecting transactions in "penny stocks", which are generally securities issued by smaller companies that trade at less than such threshold, unless the broker-dealer complies with additional disclosure and other requirements. The Company does not want the Common Shares to be perceived as a “penny stock” within the US by any potential subset of investors as it could impact the marketability of the Common Shares to those investors so the Share Consolidation is aimed at enabling the share price of the post-consolidation Common Shares to reach or be within reach of the threshold.

Other potential benefits of the Share Consolidation to Shareholders include:

Potentially Less Volatility in Price Levels on a Percentage Basis

Higher price levels for the consolidated Common Shares could result in less volatility in the price levels of the Common Shares on a percentage basis.

Reduction of Shareholder Transaction Costs

Investors may benefit from relatively lower trading costs associated with a higher consolidated Common Share price. It is likely that many investors pay commissions based on the number of Common Shares traded when they buy or sell Common Shares. If the consolidated Common Share price were higher, investors may pay lower commissions to trade a fixed monetary amount of consolidated Common Shares than they would if they traded the same monetary amount of current Common Shares.

Improved Trading Liquidity

The combination of potentially lower transaction costs and increased access to a larger pool of investors may ultimately improve the trading liquidity of the Common Shares in terms of dollar value traded (not volume traded).

Risk Factors Associated with the Share Consolidation

Decline in Market Capitalization

There are numerous factors and contingencies that could affect the prices of Common Shares (current and consolidated), including the Company’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the consolidated Common Shares may not be sustainable at the direct arithmetic result of the Share Consolidation, and may be lower. If the market price of the consolidated Common Shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Company’s total market capitalisation (the aggregate value of all Common Shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the Common Shares

If the Share Consolidation is implemented and the market price of the consolidated Common Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the consolidated Common Shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the consolidated Common Shares could be adversely affected by the reduced number of consolidated Common Shares that would be outstanding after the Share Consolidation.

Fractional Shares

The Board intends that the Company will purchase fractional consolidated Common Shares of those persons with an interest, in aggregate, of less than one (1) Common Share following the consolidation under special resolution 6.(a) (in other words, those persons currently holding less than a board lot), and of all other persons with an interest in fractional consolidated Common Shares following the division under special resolution 7.(a).

The Share Consolidation may still result in some Shareholders owning “odd lots” of less than a board lot on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs to sell, than consolidated Common Shares held in board lots of even multiples of 100.  It is however expected that there will be fewer odd lot holders following the Share Consolidation than is currently the case.

Effects of the Share Consolidation on the Common Shares

Except pursuant to the purchase of fractional Common Shares set out above, the change in the number of issued and outstanding Common Shares that will result from the Share Consolidation will cause no material change in the aggregate capital attributable to the Common Shares and will not materially affect any Shareholder’s percentage ownership in the Company, even though such ownership will be represented by a smaller number of consolidated Common Shares.

In addition, except pursuant to the purchase of fractional Common Shares set out above, the Share Consolidation will not materially affect any Shareholder’s proportionate voting rights. Each consolidated Common Share outstanding after the Share Consolidation will have the same rights and privileges as the existing Common Shares.

Except pursuant to the purchase of fractional Common Shares set out above, the implementation of the Share Consolidation should not materially affect the total shareholders’ equity of the Company or any components of shareholders’ equity as reflected on the Company’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Share Consolidation.

The Company was originally created by the merger of three previously existing companies – some of which were themselves created by earlier mergers – all of the earlier companies being called the “Predecessor Companies”. The issued shares of the Predecessor Companies, many of which have never been submitted to be exchanged for Common Shares, are exchangeable for Common Shares on various exchange ratios. Holders of shares of Predecessor Companies should, using the Letter of Transmittal, submit the share certificate(s) in respect of the Predecessor Companies in order to receive post-consolidation Common Shares. The Company’s transfer agent will determine the exchange ratios applicable and issue a new certificate for the appropriate number of new post-consolidation Common Shares. The Predecessor Companies are:

- Golden North Resource Corporation
- Thorco Resources Inc.
- Rosmac Resource Limited
- NWP Resources Ltd.
- NWP Developments Limited
- Northwest Pacific Development
- Grove Explorations Ltd.
- Falaise Lake Mines

No Dissent Rights

Under the articles of association of the Company, Shareholders do not have dissent rights with respect to the proposed Share Consolidation.

Tax Considerations

SHAREHOLDERS AND DEPOSITARY INTEREST HOLDERS (TOGETHER REFERRED TO AS SHAREHOLDERS IN THIS SECTION) SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE SHARE CONSOLIDATION AND PURCHASE BY THE COMPANY OF FRACTIONS RESULTING FROM THE SHARE CONSOLIDATION, INCLUDING THE EFFECTS OF UK, CANADIAN AND U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.
Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations in respect of the Share Consolidation generally applicable under the Income Tax Act (Canada) (“ITA”) to a beneficial owner of Common Shares who, at all relevant times and for purposes of the ITA and any applicable income tax treaty or convention, is or is deemed to be resident in Canada and who, for the purposes of the ITA and at all relevant times, (i) deals at arm’s length with and is not affiliated with the Company; and (ii) holds all Common Shares as capital property (each, solely for the purpose of this section entitled “Certain Canadian Federal Income Tax Considerations”, a “Holder”). Generally, the Common Shares will be considered to be capital property to a holder for purposes of the ITA provided that the holder does not use or hold those Common Shares in the course of carrying on a business and has not acquired such Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the description of the Share Consolidation set out herein, the current provisions of the ITA, and an understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed; however, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Share Consolidation. The income and other tax consequences of acquiring, holding or disposing of securities will vary depending on a holder’s particular status and circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder, and no representations are made with respect to the income tax consequences to any particular shareholder. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences of the Share Consolidation in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property” rules; (ii) that is a “specified financial institution”; (iii) that is a partnership; (iv) an interest in which would be a “tax shelter investment”; (v) that has elected to determine its “Canadian tax results” in a currency other than Canadian currency pursuant to the functional currency reporting rules; or (vi) that has entered or will enter into, in respect of any Common Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, all within the meaning of the ITA. Any such Holders should consult their tax advisors with respect to the particular Canadian federal income tax consequences to them of the Share Consolidation.

Subject to the treatment of fractional shares, the Share Consolidation will result in all of the Common Shares being replaced by a lesser number of Common Shares in the same proportion for all shareholders, in circumstances where there is no change in the total capital represented by the issue, there is no change in the interest, rights or privileges of the shareholders and there are no concurrent changes in the capital structure of the Company. As such, subject to the paragraph below, the Share Consolidation will not result in any disposition or acquisition of Common Shares. The aggregate adjusted cost base to a Holder of all Common Shares held by such Holder will not change as a result of the Share Consolidation; however, the Holder’s adjusted cost base per Common Share will increase proportionately.

A Holder who receives cash in lieu of a fractional Common Share on the Share Consolidation will realise a capital gain (or capital loss) equal to the amount, if any, by which the cash proceeds received, net of reasonable costs of disposition, exceed (or are less than) the Holder’s adjusted cost base of the fractional Common Share so disposed of. Generally, one-half of any capital gain realized by a Holder in a taxation year will be included in computing the Holder’s income in that taxation year as a taxable capital gain and, generally, one-half of any capital loss realised in a taxation year (an “allowable capital loss”) must be deducted from the taxable capital gains realised by the Holder in the same taxation year, in accordance with the rules contained in the ITA.

Allowable capital losses in excess of taxable capital gains realised by a Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realised by the Holder in such taxation year, subject to and in accordance with the rules contained in the ITA. Capital gains realised by an individual and certain trusts may give rise to a liability for alternative minimum tax under the ITA. A Holder that is, throughout the year, a “Canadian-controlled private corporation”, as defined in the ITA, may be subject to an additional refundable tax on its “aggregate investment income” which is defined to include taxable capital gains.

The amount of any capital loss realised by a Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust. Holders to whom these rules may apply should consult their own tax advisors.

Certain US Federal Income Tax Considerations

General

The following is a summary of certain material U.S. federal income tax consequences of the proposed Share Consolidation Resolutions and payments for fractions of Common Shares and does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences of the matters addressed in this summary. This summary is included for general information only. It does not cover any state, local or non-U.S. income, U.S. federal estate or gift or other tax consequences.  Except as discussed below, this summary does not discuss tax reporting requirements. It does not address the tax consequences to Shareholders that are subject to special tax rules, including, but not limited to, banks, life insurance companies, regulated investment companies, personal holding companies, non-U.S. persons, persons subject to alternative minimum tax, persons that do not use the U.S. dollar as their functional currency, shareholders of 10 percent or more of the voting shares of the Company, broker-dealers and tax-exempt organisations or persons holding the Common Shares as part of a hedging, straddle, conversion or constructive sale transaction. This summary assumes that a U.S. Holder (as defined below) holds the Common Shares as capital assets.

This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (“Code”), and the regulations, rulings and judicial decisions interpreting the Code, each as of the date hereof. These authorities are subject to change at any time, possibly with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary. We have not and will not request a ruling from the U.S. Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the proposed Share Consolidation or the subsequent cash distribution in payment for fractions of Common Shares.

As used herein, a “U.S. Holder” means the beneficial owner of the Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organised under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust (a) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (b) that has elected to be treated as a domestic trust for U.S. federal income tax purposes. The U.S. federal income tax treatment of a partner in a partnership that holds Common Shares will depend on the status of the partner and the activities of the partnership.

Share Consolidation

The Share Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognise gain or loss upon the Share Consolidation except with respect to any cash received in payment for a fraction of a Common Share (as further described below).  A U.S. Holder’s aggregate tax basis in the Common Shares pursuant to the Share Consolidation should equal the aggregate tax basis of the Common Shares prior to the Share Consolidation (excluding any portion of such basis that is allocated to any fractional share of the Common Shares purchased), and such U.S. Holder’s holding period in the Common Shares should include the holding period in the Common Shares prior to the Share Consolidation. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the Common Shares pursuant to the Share Consolidation. U.S. Holders who acquired their Common Shares on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

The above summary of U.S. federal income tax consequences if for general information only and is not intended to constitute a complete analysis of all U.S. income tax consequences which could be relevant to U.S. Holders relating to the transactions contemplated in this Circular. U.S. Holders should consult their tax advisors as to the particular tax consequences to them of owning the Common Shares, including the applicability and effect of state, local, non-U.S. and other tax laws and possible changes in tax law.

Payments for fractions of Common Shares following the Share Consolidation

A U.S. Holder who receives cash in lieu of a fractional share of post-Share Consolidation Common Shares would be treated as having received the fractional share of post-Share Consolidation Common Shares pursuant to the Share Consolidation and then as having exchanged the fractional share of post-Share Consolidation Common Shares for cash in a redemption by the Company. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is “not essentially equivalent to a dividend” as discussed below. Gain or loss generally will be recognised equal to the difference between the U.S. dollar amount of cash received and the portion of the U.S. Holder’s adjusted tax basis of the pre-Share Consolidation Common Shares exchanged in the Share Consolidation which is allocable to such fractional share. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such pre-Share Consolidation Common Shares is more than one year as of the effective date of the Share Consolidation, and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

The receipt of cash is “not essentially equivalent to a dividend” if the reduction in a U.S. Holder’s proportionate interest in the Company resulting from the Share Consolidation (taking into account for this purpose Common Shares and other shares of stock of the Company which such U.S. Holder is considered to own under certain attribution rules) is considered a “meaningful reduction” given such U.S. Holder’s particular facts and circumstances. The IRS has ruled that a small reduction by a minority stockholder whose relative stock interest is minimal and who exercises no control over the affairs of a corporation can satisfy this test. If the receipt of cash in lieu of a fractional share is not treated as capital gain or loss under the test described above, it will be treated first as dividend income to the extent of a U.S. Holder’s ratable share of the Company’s current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the portion of the U.S. Holder’s adjusted tax basis of the pre-Share Consolidation Common Shares which is allocable to such fractional share, and any remaining amount will be treated as capital gain.
If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period of Common Shares, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from receipt of cash in lieu of fractional shares.  The Company believes that it was not a PFIC for its prior tax years beginning on or after January 1, 2007 and,  based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current tax year.  The Company has not made a determination regarding its PFIC status for tax years prior to 2007.  Therefore, this discussion addresses only the U.S. federal income tax treatment of U.S. Holders who purchased their Common Shares after December 31, 2006.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been a PFIC and will not become a PFIC for the current tax year.  Each U.S. Holder should consult its own tax advisor regarding the passive foreign investment company rules.
The amount paid to a U.S. Holder in foreign currency in lieu of a fractional share generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method of tax accounting.   Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses), including the Common Shares.  Special rules apply to PFICs.  U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on the receipt of cash in lieu of a fractional share.
Information Reporting and Backup Withholding

Payments made with respect to fractions of Common Shares may be subject to information reporting to the IRS. Additionally, backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns, or otherwise fails to comply with the backup withholding rules. Certain U.S. Holders (including corporations) are not subject to backup withholding. Backup withholding is not an additional tax and may be credited against the U.S. Holder’s U.S. federal tax liability or refunded to the U.S. Holder, provided that the U.S. Holder files a tax return with the IRS.

Certain UK Income Tax Considerations

The following summary is general in nature only and is based on the UK tax legislation currently in force. On the basis that the Company is not resident in the UK for the purposes of UK corporation tax and does not have any taxable presence in the UK, the proposed Share Consolidation would not be expected to have any direct UK corporation tax consequences for the Company. Furthermore, under UK rules relating to the taxation of capital gains, the proposed Share Consolidation would not be expected to result in a taxable gain in the hands of any shareholders who are within the scope of the UK capital gains rules, on the basis that it is a reorganisation of share capital, except to the extent that payment is received by a UK resident shareholder for a fraction of a Common Share following the Share Consolidation. Any dividend or other distribution declared subsequently to the Share Consolidation may be taxable in the hands of UK resident shareholders, depending on their tax status. Shareholders may wish to consult with their own tax advisors with respect to the proposed Share Consolidation. This summary is not intended to be, nor should it be construed as, legal or tax advice to shareholders.

Effects of the Share Consolidation on Convertible Securities and Share Based Payment Awards

The exercise or conversion price and/or the number of Common Shares issuable under outstanding convertible securities, including stock options, warrants, rights or any other similar securities of the Company exercisable for, or convertible or exchangeable into, pre-consolidation Common Shares ("Convertible Securities") as well as cash based payment awards granted in the form of units and based on the pre-consolidation price of Common Shares (“Units”) that have not been exercised or cancelled prior to the implementation of the Share Consolidation will be proportionately adjusted pursuant to the terms thereof on the same basis as the Share Consolidation described above and each holder of pre-consolidation Convertible Securities or Units will become entitled to receive post-consolidation Common Shares or their cash based payment award pursuant to such adjusted terms, where required.

Shareholder approval is not required in order for the Board of Directors to make the necessary adjustments to Convertible Securities and Units to give effect to the Share Consolidation.

Letter of Transmittal
If, following the passing of the Share Consolidation Resolutions, the Board of Directors decides to proceed with the Share Consolidation, the Company will issue a press release regarding the implementation of the Share Consolidation. Enclosed with this Circular is a letter of transmittal (the “Letter of  Transmittal”) which contains instructions on how to obtain new share certificates and DRS Advices representing post-consolidation Common Shares and payment for fractions of Common Shares following the issuance of such press release. The Letter of Transmittal contains procedural information relating to the Share Consolidation and should be reviewed carefully and filled out by you if you are a registered Shareholder or by your Intermediary if you are a Non-Registered Holder.

Following the Share Consolidation, the enclosed Letter of Transmittal must be properly completed, duly executed and returned with the Shareholder's certificate(s) or DRS Advice(s) representing pre-consolidation Common Shares, and any other documentation as provided in the Letter of Transmittal, to the offices of the Company's transfer agent, as specified in the Letter of Transmittal. Upon surrender to the Company's transfer agent of a validly completed and duly executed Letter of Transmittal, the certificate(s) or DRS Advice(s) representing pre-consolidation Common Shares and any other documentation as provided in the Letter of Transmittal, the Company's transfer agent will deliver to such holder a new share certificate or DRS Advice representing the number of post-consolidation Common Shares to which the holder is entitled pursuant to the Share Consolidation as well as payment for fractional post-consolidation Common Shares (except for amounts of £5.00 (or the Canadian dollar equivalent) or less which shall be retained for the benefit of the Company).

The use of the regular mail to transmit certificates or DRS Advices representing the pre-consolidation Common Shares and the Letter of Transmittal is at each Shareholder’s risk. The Company recommends that such certificates and documents be delivered by hand to the Company's transfer agent and a receipt therefor be obtained or that registered mail be used.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL AFTER THE COMPANY ISSUES A PRESS RELEASE ANNOUNCING THE SHARE CONSOLIDATION AND THE EFFECTIVE TIME (IF ANY).

Recommendation of the Company’s Board of Directors on the Share Consolidation Resolutions

Management and the Board of Directors believe that the Share Consolidation is in the best interests of Shareholders and the Company. The Board of Directors has unanimously approved the Share Consolidation (subject to the fixing of the Effective Time), and recommends that Shareholders vote FOR the Share Consolidation Resolutions.

In order to pass each of the Share Consolidation Resolutions, a majority of not less than two-thirds of the votes cast by Shareholders who vote, in person or by proxy on the Share Consolidation Resolutions, at the Meeting is required.  The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR each of the Share Consolidation Resolutions unless a Shareholder has specified in his proxy that his shares are to be voted against such resolutions.  In accordance with Jersey law, those Common Shares which are consolidated into fractions by the Share Consolidation Resolutions and which are subject to purchase by the Company shall not carry the right to vote on the relevant special resolution and therefore will be ignored for the purposes of calculating whether such special resolution has been passed.

General Mandate to Repurchase Shares and Hold in Treasury

In accordance with standard practices of companies whose securities are publicly traded, the Board is of the view that it would be helpful for the Company to be granted a general mandate to make market purchases of its Common Shares and, if it decides not to cancel them, to hold them as treasury shares.   If resolution 8. is passed the Company will have a general ability to make market purchases of Common Shares up to 10% of the amount of the Company’s share capital, such 10% amount being calculated following the repurchase of fractions of Common Shares pursuant to the Share Consolidation or, if the Share Consolidation does not occur, at the date of passing of the resolution.  The passing of resolution 9. will enable the Company to hold repurchased Common Shares in treasury in order that they do not need to be cancelled.

The Board has no immediate plans to repurchase any Common Shares (except for fractions of Common Shares pursuant to the Share Consolidation) but the ability to repurchase should be helpful should the Company want to return capital to Shareholders or simplify its share register and share capital structure as well as reduce ongoing compliance costs with respect to shareholder communications and administrative matters.

In order to pass each of the resolutions granting a general mandate to repurchase Common Shares and to hold them as treasury shares, a majority of not less than two-thirds of the votes cast by Shareholders who vote, in person or by proxy on the resolutions, at the Meeting is required.  The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR each of the resolutions unless a Shareholder has specified in his proxy that his shares are to be voted against such resolutions.

OTHER MATTERS TO BE ACTED UPON
The management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.
EQUITY COMPENSATION PLAN INFORMATION
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at May 23, 2017	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	461,400	Can$1.17	4,770,691
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	461,400	Can$1.17	4,770,691

The Company’s stock option plan dated April 10, 2007, as amended as of March 31, 2011, (the “Option Plan”) was superseded by the Omnibus Equity Incentive Compensation Plan (the “Plan”) approved by Shareholders at the annual shareholder meeting held on May 14, 2015.  As of the date of this Circular, the Company has 52,787,428 Common Shares issued and outstanding. Options cannot be granted on this date as to more than 5,278,742 Common Shares, being 10% of the issued and outstanding Common Shares. As of the date of this Circular, the Company has granted options pursuant to the Option Plan to its, and its subsidiaries’, directors, officers and service providers exercisable for 366,400 Common Shares and options pursuant to the Plan to one of its directors and a service provider exercisable for 115,000 Common Shares (representing under each plan respectively approximately 0.7% and 0.2% of the Common Shares issued and outstanding).     Therefore, the Company could, based on the present issued Common Shares, issue Options exercisable for an additional 4,770,691Common Shares (approximately 9%).  All options vested on award and all of the options expire on September 10, 2017 except for the 90,000 options granted to John McGloin (see Director Compensation Table below) which expire on October 13, 2021 and 25,000 options granted to DSA Corporate Services which expire on October 8, 2020.

Employees, directors and consultants of the Company and its affiliates are eligible to participate in the Plan (the “Eligible Participants” and, following the grant of an award (an “Award”) pursuant to the Plan, the “Participants”).  The purposes of the Plan is: (i) to promote a significant alignment between Eligible Participants and the growth objectives of the Company; (ii) to associate a portion of Participants’ compensation with the performance of the Company over the long term; and (iii) to attract, motivate and retain the critical employees to drive the business success of the Company.

The Board or a committee authorised by the Board (the “Committee”) is responsible for administering the Plan. The Committee has full and exclusive discretionary power to interpret the terms and the intent of the Plan and any Award agreement or other agreement in connection with the Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper.  The Plan permits the Committee to grant Awards for stock options (“Options”), share appreciation rights (“SARs”) restricted shares (“Restricted Shares”), restricted share units (“RSUs”), deferred stock units (“DSUs”), performance shares (“Performance Shares”), performance units (“PSUs”) and share-based awards (“SBAs”) to Eligible Participants.

The number of Common Shares reserved for issuance to participants under the Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 10% of the issued and outstanding Common Shares from time to time. Subject to applicable law, the requirements of the TSX and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

The number of Common Shares reserved for issue pursuant to all share compensation arrangements to insiders of the Company will not exceed an aggregate of 10% of the aggregate outstanding Common Shares.  Within any one-year period, the number of Common Shares issued to insiders pursuant to the Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 10% of the aggregate outstanding Common Shares.

The number of Common Shares equivalent to the number of Awards that have been issued, exercised, terminated, cancelled, redeemed, repurchased or expired, at any time, are immediately re-reserved for issuance under the Plan and available for future issuances subject to the limits contained in the Plan.  The Plan does not provide for financial assistance to Participants with respect to an Award granted under the Plan except that procedures allowing for “cashless exercise” of Options may be permitted whereby a participant may receive the net value of an Option that is exercised without paying the exercise price directly.

Options

An Option is a conditional right to purchase Common Shares at a stated option price for a specified period of time.  The Committee may grant Options to any Eligible Participant at any time, in such number and on such terms as will be determined by the Committee in its discretion. The exercise price for any Option granted pursuant to the Plan will be determined by the Committee and specified in the Award agreement. The price will not be less than the fair market value of the Common Shares on the day of grant (which cannot be less than the greater of (i) the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately prior to the grant date; or (ii) the closing price of the Common Shares on the TSX on the trading day immediately prior to the grant date). The Committee may impose such restrictions on Common Shares acquired pursuant to an Option granted under the Plan as it deems advisable.

Options will vest and become exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee in each instance approves.

Options will expire at such time as the Committee determines at the time of grant; provided, however that no Option will be exercisable later than the tenth anniversary date of its grant, except where the expiry date of any Option would occur in a blackout period or within five days of the end of a blackout period, in which case the expiry date will be automatically extended to the tenth business day following the last day of a blackout period.

Share Appreciation Rights

Share Appreciation Rights or SARs are the conditional right to receive the difference between the fair market value of a Common Share on the date of exercise over the grant price. The fair market value, being a price that is determined by the Committee, cannot be less than the greater of (i) the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately prior to the grant date or (ii) the closing price of the shares on the TSX on the trading day immediately prior to the grant date. The Committee may grant SARs to any Eligible Participant at any time and on such terms as will be determined by the Committee in its discretion. The grant price of any SAR granted pursuant to the Plan will be determined by the Committee and specified in the Award agreement. The price will not be less than the fair market value of the Common Shares on the day of grant. The grant price of a SAR granted in conjunction with Options (“Tandem SAR”) will be equal to the option price of the related Option. SARs will vest and become exercisable upon whatever terms and conditions the Committee, in its discretion, imposes. Additionally, Tandem SARs will only be exercisable upon the surrender of the right to receive Common Shares under the related Options. SARs will expire at such time as the Committee determines and, except as determined otherwise by the Committee and specified in the SAR Award agreement, no SAR will be exercisable later than the tenth anniversary date of its grant. However, the expiry date of any SAR shall be extended to the tenth business day following the last day of a blackout period if the expiry date would otherwise occur in a blackout period or within five days of the end of the blackout period.

Upon the exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount representing the difference between the fair market value of the underlying Common Shares on the date of exercise over the grant price. At the discretion of the Committee, the payment upon SAR exercise may be in cash, shares of equivalent value, in some combination thereof, or in any other form approved by the Committee at its sole discretion.

No SARs have been granted by the Company as at the date of this Circular.

Restricted Shares and Restricted Share Units

Restricted Shares are awards of Common Shares that are subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events, over a period of time, as determined by the Committee. Restricted Share Units are similar to Restricted Shares, but provide a right to receive Common Shares or cash or a combination of the two upon settlement. The Committee may grant Restricted Shares and/or RSUs to any Eligible Participant at any time and on such terms as the Committee determines. The Committee may impose such restrictions and conditions on any Restricted Share or RSU granted pursuant to the Plan as it may deem advisable. During the period of restriction, Participants holding Restricted Shares have full voting rights. The Committee may determine that holders of Restricted Shares and/or RSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares.

Unless otherwise determined by the Committee or as set out in any Award agreement, no RSU will vest later than three years after the date of grant. When a RSU becomes payable, the Company may make payments in settlement of such units in cash, Common Shares of equivalent value, or some other form as determined by the Committee in its discretion.

No Restricted Shares have been granted by the Company as at the date of this Circular.  432,132 RSUs have been granted at the date of this Circular.  See Executive Compensation for details of those granted in the last financial year.

Deferred Share Units

DSUs are awards denominated in units that provide the holder with a right to receive Common Shares or cash or a combination of the two upon settlement. The Committee may grant DSUs to any Eligible Participant at any time, in such number and on such terms as will be determined in by the Committee in its discretion.

No DSUs have been granted by the Company as at the date of this Circular.

Performance Shares and Performance Share Units

Performance Shares are awards, denominated in Common Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved. PSUs are equivalent to Performance Shares but are denominated in units. The Committee may grant Performance Shares and/or PSUs to any Eligible Participant at any time, in such number and on such terms as may be determined by the Committee in its discretion. Each Performance Share and PSU will have an initial value equal to the fair market value of a Common Share on the date of grant. The Committee will set performance criteria for a Performance Share or PSU in its discretion and the period of time during which the assigned performance criteria must be met. The extent to which the performance criteria is met will determine the ultimate value and/or number of Performance Shares or PSUs that will be paid to the Participant.

The Committee may pay earned Performance Shares or PSUs in the form of cash or Common Shares equal to the value of the Performance Share or PSU at the end of the performance period. The Committee may determine that holders of Performance Shares or PSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares.

No Performance Shares have been granted by the Company as at the date of this Circular.  1,623,484 PSUs have been granted at the date of this Circular.  See Executive Compensation for details of those granted in the last financial year.

Share-Based Awards

The Committee may, to the extent permitted by the TSX, grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Plan in such amounts and subject to such terms and conditions as the Committee determines; provided that the maximum number of SBAs issued in any calendar year shall not exceed one per cent (1%) of the issued and outstanding Common Shares on January 1 of such calendar year. Such SBAs may involve the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares, subject to applicable corporate law and securities law requirements.

No SBAs have been granted by the Company as at the date of this Circular.

Assignability

Other than Restricted Shares and RSUs, Awards will be non-transferable and non-assignable except as provided in a Participant’s Award agreement, by will or by the law of descent and distribution. Such Awards will be exercisable during the Participant’s lifetime only by the Participant. Restricted Shares and RSUs will be non-transferable and non-assignable until the end of the applicable period of restriction specified in the Award agreement (and in the case of RSUs until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions as specified by the Committee.

Cessation of Awards

Death

If the Participant dies while an employee, director of, or consultant to, the Company or an affiliate: (i) any of the Options held by the Participant that are exercisable at the date of death continue to be exercisable by the executor or administrator of the Participant’s estate until the earlier of twelve months after the date of death and the date on which the exercise period of the particular Option expires; (ii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have vested as at the date of death will be paid to the Participant's estate (iii) any of the Options held by the Participant that are not yet vested at the date of death immediately expire; (iv) the number of Performance Shares or PSUs held by the Participant that have not vested at the date of death (the “Deemed Awards”) will be adjusted as set out in the applicable Award agreement; (v) any Restricted Share, RSUs or Deemed Awards held by the Participant that have not vested as at the date of death vest immediately; (vi) the provisions of the applicable award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (vii) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the date of death.

Disability

If the Participant suffers a disability while an employee, director of, or consultant to, the Company or an affiliate resulting in termination: (i) any of the Options held by the Participant that are exercisable on the last day worked continue to be exercisable until the earlier of three months after the last day of work and the date on which the exercise period of the particular Option expires; (ii) any of the Options held by the Participant that are not yet vested at the last day of work immediately expire; (iii) the number of Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested will be reduced in accordance with the Plan and continue to vest in accordance with the original vesting date; (iv) the provisions of the applicable Award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Plan ceases as of the last day worked.

Retirement

Upon retirement of a Participant from the Participant’s employment or term of office or engagement with the Company or affiliate: (i) any of the Options held by the Participant that are exercisable on the date of retirement continue to be exercisable until the earlier of six months after the date of retirement and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the date of retirement will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested at the date of retirement will continue to vest in accordance with the terms of the Plan and Award agreement following the date of retirement until the earlier of the date determined by the Committee and the date on which the RSUs or PSUs vest pursuant to the original Award agreement; (iv) any of the Options held by the Participant that are not yet vested at the date of retirement immediately expire; (v) the provisions of the applicable award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (vi) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Plan ceases, with respect to Options, as of the date that the Company or an affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated and, with respect to Restricted Shares, RSUs, Performance Shares and PSUs, the date of retirement.

Termination

Upon termination of the Participant’s employment or term of office or engagement with the Company for any reason other than death or voluntary retirement or disability: (i) any of the Options held by the Participant that are exercisable on the termination date continue to be exercisable until the earlier of three months after the termination date and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the termination date will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that are not yet vested at the termination date will be immediately cancelled; (iv) any of the Options held by the Participant that are not yet vested at the termination date immediately expire; (v) the provisions of the applicable Award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (vi) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Plan ceases as of the date that the Company or an affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated.

Corporate Reorganisation and Change of Control

In the event of any merger, arrangement, amalgamation, consolidation, reorganisation, recapitalisation, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution to shareholders of the Company, or any similar corporate event or transaction (a “Corporate Reorganisation”), the Committee will make or provide for such adjustments or substitutions as are equitably necessary in: (i) the number and kind of securities that may be issued under the Plan, (ii) the number and kind of securities subject to outstanding Awards, (iii) the price applicable to outstanding Awards, (iv) the total share authorisation, (v) the limit on issuing Awards except as  provided for in the Plan, and (vi) any other value determinations applicable to outstanding Awards or to the Plan.

In connection with a Corporate Reorganisation, the Committee will have the discretion to permit a holder of Options to purchase on the exercise of such Option, in lieu of the Common Shares, securities or other property that the holder would have been entitled to receive as a result of the Corporate Reorganisation if that holder had owned all Common Shares that were subject to the Option.

In the event of a change in the control of the Company (a “Change of Control”), the Committee will have discretion to cancel all outstanding Options, SARs, and DSUs, and the value of such Awards will be paid in cash. However, no cancellation will occur with respect to an Award if the Committee determines, in good faith, that the Award will be honoured, assumed or substituted by a successor company or affiliate, provided that such honoured, assumed or substituted Award must: (a) be based on stock which is traded on the TSX and/or an established securities market in London, England or the United States; (b) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award; (c) recognise, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control; and (d) have substantially equivalent economic value to such Award.

A Change of Control will not result in the vesting of unvested Restricted Shares, RSUs, Performance Shares or PSUs provided that: (i) such unvested Awards will continue to vest in accordance with the Plan and applicable Award agreement; (ii) any successor entity agrees to assume the obligations of the Company in respect of such unvested awards; and (iii) for Performance Shares or PSUs, the level of achievement of performance goals for fiscal years completed prior to the date of the Change of Control will be based on the actual performance achieved to the date of the Change of Control and the level of achievement of performance goals for fiscal years completed following the date of the Change of Control will be based on the assumed achievement of 100% of the performance goals. Where a Participant’s employment or term of office or engagement is terminated for any reason, other than for cause, during the 24 months following a Change in Control, any unvested Restricted Shares, RSUs, Performance Shares or PSUs: (i) will be deemed to have vested as at the date of such termination and will become payable as at the date of termination; and (ii) for Performance Shares or PSUs, the level of achievement of performance goals for any unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the fiscal year immediately prior to the date of termination.

Procedures for Amending

Except as set out below, and as otherwise provided by law or stock exchange rules, the Plan may be amended, altered modified, suspended or terminated by the Committee at any time, without notice or approval from shareholders, including but not limited to for the purposes of:

(a)	making any amendments to the general vesting provisions of any Award;

(b)	making any amendments to the general term of any Award provided that no Award held by an insider may be extended beyond its original expiry date;

(c)	making any amendments to add covenants or obligations of the Company for the protection of Participants;

(d)
making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

(e)	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Amendments requiring the prior approval of the Company’s shareholders are: (i) a reduction in the price of a previously granted Option or SAR benefitting an insider; (ii) an increase the total number of Common Shares available under the Plan; (iii) an increase to the limit on the number of Common Shares issued or issuable under the Plan to insiders; (iv) an extension of the expiry date of an Option or SAR; and (v) any amendment to the amendment provisions of the Plan.

Other than expressly provided for in an Award Agreement or the Incentive Plan, the Committee will not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Plan without the consent of the Participant.

PERFORMANCE GRAPH
The following graph and table (in Canadian dollars) compares the year‑end value of the Common Shares of the Company with the S&P/TSX Composite Total Return Index as at December 31, of each year for the last five years on the basis of cumulative total return, assuming a $100 investment on January 1, 2012:
	31-Dec-12	31-Dec13	31-Dec-14	31-Dec-15	31-Dec-16
S&P/TSX Composite Index	$104.00	$113.94	$122.40	$108.82	$127.88
Common Shares	$125.00	$93.75	$86.25	$101.25	$181.25

Over the period January 1, 2012 to December 31, 2016, the total return on the Common Shares increased by 81.25%; over the same period total compensation paid to NEOs (defined below) increased by 27.88%.  Other than the value accruing to NEOs on the share options that have been granted and their participation in the LTIP (as defined below), the remuneration of NEOs has not been related to the performance of the Common Shares.
EXECUTIVE COMPENSATION
A named executive officer (“NEO”) means each of the following individuals:
(a)	the Chief Executive Officer;
(b)	the Chief Financial Officer;
(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than Can$150,000, as determined in accordance with subsection 1.3(6) of form 51‑102F6, for that financial year.

Compensation Discussion and Analysis
As at December 31, 2016, the NEOs consist of: (i) Steven Curtis, Chief Executive Officer (ii) Mark Learmonth, Chief Financial Officer; (iii) Caxton Mangezi, General Manager and Director of the Blanket Mine; (iv) Dana Roets, Chief Operating Officer; and (v) Maurice Mason, VP Corporate Development and Investor Relations.

The Company pays and rewards its NEOs in the amounts specifically detailed below.  The following comments with respect to the remuneration of the NEOs are provided pursuant to the requirements of National Instrument 51‑102 – Continuous Disclosure Obligations (“NI 51‑102”):
(a)
In providing the compensation, and structuring it with the various elements, the Company’s objective is to reward the NEOs generously enough that they are sufficiently happy with their remuneration that they are keen to stay in the service of the Company and motivated to provide the highest quality services possible.

(b)
The compensation packages of the NEOs contain various elements. The remuneration for each of Messrs. Curtis, Learmonth, Mangezi, Roets and Mason in 2016 consists of a salary and discretionary bonus. Following the approval of the Plan, the NEOs also participate in a long term incentive plan (“LTIP”), the first awards under which were made in 2016.  Most of the NEOs held share purchase options which were issued in previous years in terms of the share option scheme which preceded the Plan and most of them exercised all of their remaining options which were outstanding during 2016.  All components of executive remuneration are recommended to the Compensation Committee for approval.

(c)
Pursuant to the approval of the Plan by Shareholders, in 2016 the Company made LTIP awards to NEOs in the form of RSUs and PSUs.  To avoid equity dilution for shareholders, RSUs and PSUs will be settled in cash, reflecting the prevailing Company share price at the maturity of the award and no shares will be issued as a result of the LTIP awards.  The awards are intended to create a high degree of alignment between the remuneration of the Company's senior management team and the interests of Shareholders. Accordingly, 80% of the award value for each participant is made up of PSUs.  The final number of PSUs which vest on maturity of the award will be adjusted to reflect the actual performance of the Company in terms of three criteria. all of which are incorporated in the Revised Investment Plan which was announced on 3 November 2014: progress on the sinking of the Central Shaft; gold production and production costs.  The number of RSUs (which make up 20% of the total award for each participant) that vest will not change according to performance.

(d)
The total annual LTIP award for Messrs. Learmonth, Mangezi, Roets and Mason is 20% of basic salary; the total annual LTIP award for Mr Curtis is 30% of his basic salary.  For Messrs. Curtis, Mangezi and Roets, an immediate award was made in January 2016 covering the 3 years 2016 to 2018 and for Mr Mason an immediate award was made in August 2016; further PSUs awards relating to 2019 and 2020 will be made on the third and fourth anniversaries of the initial grants at which time new performance criteria will be established.  Mr Learmonth received a one year award covering 2016 only; a further award was made to Mr Learmonth in March 2016 relating to 2017 and 2018.  Mr. Learmonth will also receive additional PSUs awards relating to 2019 and 2020.  In all cases, RSUs and PSUs will vest on the third anniversary of the respective award grant dates.

(e)	Neither of the two executive Directors (Messrs. Curtis and Learmonth) received a fee in 2016 in respect of being a Director.
(f)
The various elements of the compensation of the NEOs have been chosen to make the compensation packages competitive with what is offered by other comparable companies.  The actual amounts are settled by negotiations with the NEOs from time to time.

Notwithstanding the fact that the value of the Common Shares have, in some years, declined on the markets on which the Common Shares trade, the compensation levels of the Company’s NEOs have increased by amounts which were at, or in excess of, the inflation rates experienced in the countries in which the Company conducts its business activities and in which its shares trade.  Other than the value accruing to NEOs as a result of the effect of share price movements on the value of their LTIP awards, the compensation of the Company’s NEOs is not determined in relation to the prices at which its Common Shares have traded.

Option-based awards
Share option awards were granted to NEOs in previous years at the discretion of the Compensation Committee pursuant to the terms of the Option Plan (which was replaced by the Plan which was adopted in May 2015 after Shareholder approval).   No further grants of Options to NEOs are envisaged in terms of the Plan.  No restrictions are placed on the ability of NEOs to purchase financial instruments which are designed to hedge or offset a decrease in the market value of equity securities or options granted as compensation or held by the NEO.
Compensation governance
The Company has a Compensation Committee (“Committee”) which is presently comprised of the following directors: Leigh Wilson, John Kelly, Johan Holtzhausen and James Johnstone.  All material issues with respect to compensation of the Directors and officers are considered by the Committee.  One or more of the Committee members has direct experience that is relevant to his responsibilities in executive compensation due to either current or past work exposures at a senior level. The Committee has the skills and experience that enables it to make decisions on the suitability of the Company's compensation policies and practices and when it feels it does not have sufficient skills it recruits the services of suitably qualified advisors. The Committee obtains recommendations from the Chief Executive Officer for salary adjustments of other NEOs and either approves the recommendation or seeks external advice to support the recommendations made.
Summary Compensation Table
Name and principal position	Year	Salary ($)	Share based awards ($)	Option-based awards	Non‑equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(4)	(i)
					Annual incentive plans (1)	Long term incentive plans (1)
Steven Curtis(2) Chief Executive Officer	2016 2015 2014	428,637 428,637 410,085	- - -	- - -	- - 60,012	214,282 - -	- - -	42,867 180,255 40,758	685,786 608,892 510,855
Dana Roets Chief Operating Officer	2016 2015 2014	418,182 418,182 400,083	- - -	- - -	- - 60,012	140,107 - -	- - -	41,818 138,000 -	600,107 556,182 460,095
Mark(3) Learmonth Chief Financial Officer	2016 2015 2014	410,000 360,000 275,057	- - -	- - -	- - 60,012	122,410 - -	- - -	41,000 154,000 -	573,410 514,000 335,069
Caxton Mangezi General Manager and Director of the Blanket Mine	2016 2015 2014	348,400 348,400 335,069	- - -	- - -	- - 27,922	115,383 - -	- - -	80,871 153,511 10,002	544,654 501,911 372,993
Maurice Mason VP Corporate Development and Investor Relations	2016 2015 2014	96,735 - -	- - -	- - -	- - -	25,610 - -	- - -	- - -	122,345 - -

(1)
Long term incentive plan awards are stated at the fair value and option amount outstanding as at December 31, 2016.  None of the amounts presented has been paid to date and will vest on the dates mentioned in the table below.

(2)	Appointed Chief Executive Officer on November 18, 2014. Prior thereto, Chief Financial Officer.
(3)	Appointed Chief Financial Officer on November 18, 2014. Prior thereto, Vice President Business Development and Investor Relations.
(4)	The amount shown in (h) for 2014 relates to directors fees paid to the NEOs; the amount shown for 2015 and 2016 relates to bonuses paid to NEOs. No director fees were paid to NEOs in 2015 or 2016.

Outstanding share‑based awards and option‑based awards
This table shows, for each NEO, all awards outstanding as at December 31, 2016.
		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexcercised options (un-consolidated) (#)	Option exercise price (Canadian dollars)	Option expiration date	Value of unexercised in-the-money options (Canadian dollars) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (Canadian dollars)	Market or payout value of vested share-based awards not paid out or distributed (Canadian dollars)
Steven Curtis	-	-	-	-	635,372	921,289	-
Mark Learmonth	-	-	-	-	414,398	600,877	-
Caxton Mangezi	100,000	0.90	Sept 10, 2017	55,000	342,124	496,080	-
Dana Roets	-	-	-	-	415,435	602,381	-
Maurice Mason	-	-	-	-	128,456	186,261	-

(1)	Values are calculated based on the difference between the option exercise price per share and Can$1.45, the closing price of the Company’s shares on the TSX on December 31, 2016.

Termination and Change of Control Benefits
Mr. Learmonth, following his relocation to Jersey at the time of the re-domicile of the Company to Jersey, has entered into an employment agreement with the Company effective March 1, 2016, Mr. Mason has entered into an employment agreement with the Company’s wholly owned subsidiary Greenstone Management Services Holdings Limited effective June 8, 2016, each of Messrs. Curtis and Roets has entered into an employment agreement effective January 1, 2014 with Caledonia Mining South Africa Proprietary Limited (previously named “Greenstone Management Services Proprietary Limited”), a wholly owned subsidiary of the Company, and Mr. Mangezi has an employment agreement with Blanket Mine (1983) Private Ltd (collectively, the “Employment Agreements”).   Pursuant to the Employment Agreements, Messrs. Curtis, Roets, Learmonth, Mason and Mangezi are each entitled to certain payments following or in connection with a termination or change of control.
In the event of termination by the Company, the Employment Agreements require payment of: (i) one month’s pay per year of service, pro-rated for part years’ service and calculated on the basis of his current remuneration package; (ii) short term and long term incentives accrued to the last day of employment; and (iii) accumulated but unpaid leave accrued to the last day of employment; (iv) less any amounts owing to the Company. In the event of a termination: (a) by the Company, occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability, or (b) by the applicable NEO, in certain circumstances occurring within 24 months following a change of control of the Company, such NEO would be entitled to receive, in addition to any other entitlements upon termination: (i) accrued and unpaid amounts of short term incentives and long term incentives; (ii) a lump sum payment equal to 24 (or, in the case of Mr. Mason, 6) months’ pay and; (iii) annual leave accrued.

The following table indicates the estimated termination payment entitlements for applicable NEOs in the event of a termination: (a) in the event of a termination of the NEO by the Company on the last day of 2016; and (b) in the event of a termination of the NEO by the Company occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability.

	Termination	Termination following a change of control
Steven Curtis	$429,824	$902,792
Mark Learmonth	$391,243	$920,592
Dana Roets	$173,447	$891,803
Caxton Mangezi	$1,388,575	$778,875
Maurice Mason	$9,519	$291,778

DIRECTOR COMPENSATION TABLE
This table shows all amounts of compensation paid or provided to Directors, other than the NEOs whose compensation is detailed in the Summary Compensation Table above, for the Company’s financial year ended December 31, 2016.
Name	Directors Fees earned ($)	Share based awards ($)	Option-based awards ($)	Non‑equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
James Johnstone	45,000	–	-	–	–	–	45,000
Leigh Wilson	45,000	–	-	–	–	–	45,000
John McGloin	8,375		170,100 (1)				178,475
John Kelly	45,000	–	-	–	–	–	45,000
Johan Holtzhausen	45,000	--		-	-	-	45,000
David Henderson(2)	23,000						23,000

(1)	During 2016 a grant of 90,000 share options was made to Mr. McGloin. The fair value of this award was estimated using the Black-Scholes Option Pricing Model with the following assumptions:
• Grant date October 13, 2016
• Risk-free interest rate – 0.53%
• Expected stock price volatility (based on historical volatility) – 119%
• Expected option life in years – 5 years
• Exercise price – Can$2.30
• Share price at grant date – Can$2.30
• Fair value at grant date ‑ US$1.89 The exercise price is determined on the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience.
(2)	Mr Henderson resigned with effect from April 15, 2016

Outstanding share‑based awards and option‑based awards
This table shows, for each Director who is not an NEO, all awards outstanding as at December 31, 2016.
		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexcercised options (un-consolidated) (#)	Option exercise price (Canadian dollars)	Option expiration date	Value of unexercised in-the-money options (Canadian dollars) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (Canadian dollars)	Market or payout value of vested share-based awards not paid out or distributed (Canadian dollars)
James Johnstone	28,000	0.90	Sept 10, 2017	15,400	-	-	-
Leigh Wilson	-	-	-	-	-	-	-
John McGloin	90,000	2.30	October 13, 2021	-	-	-	-
John Kelly	90,000	0.90	Sept 10, 2017	49,500	-	-	-
Johan Holtzhausen
David Henderson(2)	-	-	-	-	-	-	-

(1)	Values are calculated based on the difference between the option exercise price per share and Can$1.45,, the closing price of the Company’s shares on the TSX on December 31, 2016
(2)	Mr Henderson resigned with effect from April 15, 2016
The Company has a long‑term incentive plan in terms of the Plan which was approved by Shareholders on May 14, 2015 and which supersedes the preceding Option Plan.  The Directors are eligible to receive awards in terms of the Plan, but no awards have been made during 2016 other than the award made to Mr. McGloin on October 13, 2016.
The Committee reviews the compensation paid to Directors annually. Based on compensation paid to Directors at other companies comparable to the Company and on the additional risks and responsibilities assumed by the Directors it recommends compensation paid to the Directors.  Since June 1, 2009 the fees have been a flat fee per year (Can$45,000 as of July 1, 2013, changing to be dominated in United States dollars in 2016) plus reimbursement for out‑of‑pocket expenses incurred in relation to attendance at Board or committee meetings.  The Board resolved during 2016 that, in accordance with best practice, non-executive Director fees will be paid in arrears for the calendar year 2017.
No restrictions are placed on the ability of Directors to purchase financial instruments which are designed to hedge or offset a decrease in the market value of equity securities or options granted as compensation or held by the Director.
Since June, 2003 the Company has maintained Directors and Officers Liability insurance for Directors and officers of the Company and its affiliates.  The present coverage is of Can$15,000,000 per occurrence and in the aggregate. The annual premium for such Directors and Officers Liability insurance was US$47,798.
CORPORATE GOVERNANCE PRACTICE
The Company is subject to Canadian National Instrument 58‑101 ‑ Corporate Governance Disclosure (“NI 58‑101”).  NI 58‑101 requires a company to include in its management information circular the disclosure required by Form 58‑101F1.  Appendix “A” provides certain corporate governance disclosure in respect of the Company.

Mandate of the Board
The Board of Directors is responsible for the overall stewardship of the Company, and has full power and authority to manage and control the affairs and business of the Company.  The mandate of the Board of Directors is detailed in the “Charter of the Board of Directors” which is attached as Appendix “B”.
Amongst other things, the Board is responsible for:

1.
selecting, appointing, evaluating and (if necessary) terminating the Chief Executive Officer and Chief Financial Officer of the Company and selecting, appointing, evaluating and (if necessary) terminating the chairperson of the Board;

2.	adopting a strategic planning process, approving strategic plans and monitoring performance against plans;

3.	reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives and monitoring performance on each of the above;

4.	reviewing policies and procedures to identify business risks and ensure that systems and actions are in place to monitor them;

5.	reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly;

6.	approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors;

7.
approving the Company’s Code of Business Conduct, Ethics and Anti-Bribery Policy, monitoring compliance with the code and granting any waivers from the code for the benefit of Directors or officers of the Company in accordance with applicable requirements of securities regulatory authorities or the Toronto Stock Exchange;

8.	assessing the contribution of the Board, committees and all Directors annually and planning for succession of the Board;

9.	evaluating the relevant relationships of each independent Director and making an affirmative determination that such relationship does not preclude a determination that the Director is independent;

10.	arranging formal orientation programs for new Directors, where appropriate, and a continuing education program for all Directors;

11.
establishing and maintaining an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present;

12.
reviewing and approving the compensation of members of the senior management team, as well as corporate objectives and goals applicable to each member, in order to ensure that the compensation is competitive within the industry, the composition mix (i.e., between cash, short-term incentives and long-term incentives) is appropriate to incentivize and reward each member relative to his or her responsibilities and the Company’s objectives and goals and the form of compensation aligns the interests of each such individual with those of the Company;

13.	ensuring that an adequate system of internal control is maintained to safeguard the Company’s assets and the integrity of its financial and other reporting systems;

14.
ensuring that there is in place a system of internal disclosure controls and procedures that, among other things, creates a disclosure charter setting out the Company’s disclosure policy and mandates activities relating to public disclosure, ensures all material information is properly gathered, reviewed and disseminated, and monitors and evaluates compliance with, and the effectives of, such controls and procedures;

15.	adopting a process for Shareholders and other interested parties to communicate directly with the Board or the independent Directors, as appropriate;

16.
reviewing and considering for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business;

17.	ensuring that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of management;

18.	being responsible for information technology governance;

19.	in addition to the above, adhering to all other Board responsibilities as set forth in the Company’s articles of association and other statutory and regulatory requirements.

The Board holds regular meetings and additional meetings to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. On average the Board has met approximately 8 times per year during the past five years.  In 2016 the Board met 10 times.
As part of the Board’s responsibility for the strategic planning process of the Company, the Board considers and, where appropriate, adopts the goals of the business that are proposed by management and the strategies and policies within which the Company is managed.  Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Company.
Director Tenure
It is proposed that each of the persons appointed as a Director at the Meeting will serve until the close of the next annual general meeting of the Company or until his successor is elected or appointed. The Board of Directors has not adopted a term limit for Directors.  The Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members.  The Board relies on an annual Director assessment procedure in evaluating Board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.
Board Composition
The Board believes that the extensive knowledge of the Company’s business by both the independent and the non‑independent Directors is beneficial to the other Directors and their participation as Directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Messrs. Curtis and Holtzhausen is most valuable to the other Directors as a whole.
The Board considers that its current composition is efficient and appropriate considering the extent of the Company’s activities and the location of the properties on which most of its activities are conducted.  The Board has concluded that five (5) of the seven (7) Directors, Messrs. Wilson, Johnstone, Holtzhausen, McGloin and Kelly are independent Directors within the meaning of the NI 58‑101 definitions.
Majority Voting Policy
The Board of Directors adopted a Majority Voting Policy dated February 15, 2013 (the “Majority Voting Policy”).  Pursuant to the Majority Voting Policy, if a Director nominee had more votes withheld than were voted in favour of him or her, such nominee must have forthwith submitted his or her resignation to the Board of Directors, effective on acceptance by the Board. The Board would refer the resignation to the Corporate Governance Committee for consideration. The Board would promptly accept the resignation unless the Corporate Governance Committee determined that there were extraordinary circumstances relating to the composition of the Board of Directors or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, the resignation would be accepted (or in rare cases rejected) within 60 days of the meeting.  Following the Board of Directors’ decision on the resignation, the Company would promptly issue a press release disclosing the Board’s decision.  The Majority Voting Policy did not apply to an election that was contested.

The enclosed proxy form includes ‘for’, ‘against’ and ‘abstain’ options for voting, in accordance with voting methods typical to a Jersey incorporated company, rather than using the previous ‘in favour’ and ‘vote withheld’ options typical of a Canadian incorporated company.  An abstention under Jersey law is not counted for the purposes of calculating a vote and is not included in calculating a quorum.  The Majority Voting Policy is not relevant to the extent that the new voting options are used and, instead, if a director receives more votes ‘against’ than ‘for’ his reappointment his appointment will simply be terminated without any requirement to tender his resignation.
Diversity
The Nomination Committee considers diversity in the composition of the Board of Directors and periodically reviews the composition of the Board as a whole to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole.  Accordingly, while the Board of Directors has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board of Directors does take into consideration a nominee’s potential to contribute to diversity within the Board of Directors.  Given that diversity is part of determining the overall balance, which includes gender, the Board has not adopted a gender specific policy target.
The Nomination Committee recognises the value of diversity.  Currently, the Board of Directors is comprised of male Directors; however, the Board continues to consider female nominees for any Board of Directors vacancies, provided that such nominees meet the needs of the Company in relation to her attributes and skills.
Consistent with the Company’s approach to diversity at the Board level, the Company’s hiring practices include consideration of diversity across a number of areas, including gender.  Currently all of the executive officer positions of the Company, including its major subsidiaries, are held by men except for one director of the Company’s consolidated subsidiary Blanket Mine (1983) Private Limited who is a woman. The Company does not have a target number of women executive officers.  Given the small size of its executive team, the Company believes that implementing targets would not be appropriate.  However, in its hiring practices, the Company considers the level of representation of women in executive officer positions.
Board Committees
The Board of Directors has eight standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nomination Committee, the Disclosure Committee, the Technical Committee, the Strategic Planning Committee and the Life of Mine Committee.  The Board also constitutes ad hoc committees from time to time for particular purposes.
Audit Committee
The Audit Committee is comprised of Messrs. Holtzhausen, McGloin and Kelly and is chaired by Mr Holtzhausen. Each member of the Audit Committee is considered independent as defined under NI 52-110 and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees.  Mr Holtzhausen is an ex-audit partner of KPMG Inc., Mr McGloin was previously the executive chairman and chief executive officer of Amara Mining Plc and Mr Kelly has over 30 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. The Audit Committee is responsible for assisting the Board in its oversight of the:

1.	integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

2.	processes for identifying the principal financial risks of the Company and the control systems in place to monitor them;

3.	compliance with legal and regulatory requirements related to financial reporting;

4.	independence and performance of the auditors;

5.	processes implemented by management to ensure effective internal controls over financial reporting;

6.	enterprise risk management;

7.	fraud risks related to financial reporting;

8.	risks related to financial reporting; and

9.	integrated reporting.

The Board has adopted an “Audit Committee Charter” which is attached as Appendix “C”.
The following table sets out the Company’s external auditor’s fees for its services for the last two financial years of the Company:
Financial year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2016	267,000	-	18,012	2,498
2015	240,000	-	181,950	-

ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website.  Financial information is provided in the Company’s comparative financial statements prepared and audited to December 31, 2016 and in its annual MD&A dated as of March 21, 2017.
Copies of any of the documents described in the Circular are available on the Company’s website.  They also can be obtained by contacting the Company at:
3rd Floor Weighbridge House Weighbridge St Helier Jersey JE2 3NF Channel Islands
Phone: +44 1534 674800
email: info@caledoniamining.com

APPROVAL
The content of this Circular has been approved by the Board.
DATED as of the 23rd day of May, 2017.
By order of the Board of Directors of Caledonia Mining Corporation Plc.

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman

APPENDIX “A”
CALEDONIA MINING CORPORATION PLC
FORM 58‑101F1
CORPORATE GOVERNANCE DISCLOSURE
CALEDONIA MINING CORPORATION PLC

1. Board of Directors (a) Disclose the identity of Directors who are independent.

The Company has determined that 5 of its current 7 Directors are “independent”, within the meaning of NI 58‑101.  The following Directors are “independent”:
‑ James Johnstone
‑ Johan Holtzhausen
- John Kelly
‑ Leigh Wilson
- John McGloin

(b) Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Each of Steven Curtis and Mark Learmonth is not “independent” within the meaning of NI 58‑101. Messrs. Curtis and Learmonth are full‑time paid executive officers.
(c) Disclose whether or not a majority of Directors are independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As per (a) and (b) above, a majority of the Directors are “independent”, within the meaning of NI 58‑101.

(d)   If a Director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.
The only Director who acts as a director of other reporting issuers and the names of the reporting issuers are: Johan Holtzhausen – DRDGOLD Limited

(e)   Disclose whether or not the independent Directors hold regularly scheduled meetings at which non‑independent Directors and members of management are not in attendance.  If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

The Company holds one regularly scheduled in‑person Board meeting annually, held in conjunction with the annual general meeting of Shareholders, occasional other in‑person meetings and a number of regularly scheduled or special telephone conference Board meetings each year.  The agendas of these meetings occasionally include the holding of a meeting “in camera” which excludes participation by Mr Curtis and Mr Learmonth as Directors representing management of the Company.  Open and candid discussion is encouraged at all meetings and especially during “in camera” sessions.  Meetings only include meetings of the independent Directors if such a meeting is requested by an independent Director. In 2016 there was a total of 10 meetings of the Board of Directors and no meetings were requested to be attended only by independent Directors.

(f)   Disclose whether or not the chair of the Board is an independent Director. If the Board has a chair or lead Director who is an independent Director, disclose the identity of the independent chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.
Leigh Wilson, the Chairman of the Board, is independent. The Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees.
(g) Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

The Company held 10 Board meetings in 2016. Each Director attended all of the Board meetings in 2016, other than Messrs. Johnstone and Holtzhausen who attended 9 meetings; Messrs McGloin and Henderson, both of whom served for part of 2016, attended both of the meetings which took place during their tenure.

2. Board Mandate Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Company has a written Charter of the Board of Directors. It can be viewed on the Company’s website.

3.     Position Descriptions
(a)   Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair or each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has established position descriptions for the Chairman of the Board as well as for the chairman of each committee.
The primary responsibility of the chairman is to ensure that the Board and its committees are operating effectively and meet the objectives set in their respective charters.
Committee chairs report periodically to the Board ‑ usually in Board meetings.  Chairman are expected to report in writing to the Board any matters they consider being of importance.  The composition of the committees can be found on the Company’s website in the Corporate Governance section and on pages 34 and 35 of the Circular.

(b)  Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Charter of the Board of Directors sets out a written position description for the role of the Chief Executive Officer of the Company.

4.     Orientation and Continuing Education
(a)   Briefly describe what measures the Board takes to orient new Directors regarding
(i)    the role of the Board, its committees and its Directors, and
(ii)   the nature and operation of issuer’s business

The normal orientation for a new Director includes meeting with the other Directors and the senior management of the Company and visiting the mine operation in Zimbabwe.  The goal is to provide a new Director with a history of the Company and provide him or her with a briefing of the key strategies and issues that the Company is currently facing.  In addition, particularly if the Director is new to the role of director, the orientation also includes a briefing of his/her responsibilities, regarding the legal responsibilities of being a Director and an insider of the Company.  The orientation includes a discussion on how the Board and its committees function including the anticipated time commitments.  He/she is provided with the relevant documentation including the Company’s corporate governance documents.
A new Director is invited to meet the key members of management and to study the Company’s material documents and recently published materials.  All of the Directors have visited or are due to visit the operating mine in Zimbabwe. The Directors also undertake training with the Nomad appointed in terms of the AIM rules to ensure they are aware of the rules established for AIM listed companies.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

The Company does not provide formal continuing education for its Directors except if and when a Director makes a request. Directors are encouraged to attend relevant seminars and other educational presentations when they are available.  Other Directors periodically discuss the performance of the Directors on an informal basis.

5.    Ethical Business Conduct
(a)   Disclose whether or not the Board has adopted a written code for the Directors, officers and employees.  If the Board has adopted a written code:
(i)    disclose how a person or company may obtain a copy of the code;
(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
(iii)   provide a cross‑reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.

The Board expects Directors, officers and employees to behave ethically at all times and has adopted a written code and policy, the  Code of Business Conduct, Ethics and Anti-Bribery Policy, dated March 8, 2017, which can be found on the Company’s website at www.caledoniamining.com in the Corporate Governance section.
The Board does not formally monitor compliance with the Code but the Code obliges Directors, officers and employees to report unethical behaviour including bribery and corruption to the Company’s Anti-Bribery Officer, includes a “whistleblower hotline”, requires the business to maintain gift and hospitality registers and also to perform due diligence on significant third party suppliers and contractors and also contains general guidance on anti-bribery.  Directors have been given training on the contents of the Code and would normally be alert to any violation of the Code through the typical reporting structure of the business and because the Code has been formally circulated to and acknowledged by staff who are expected to be aware of and comply with its provisions.
There were no reported incidents relating to the Company’s Code of Business Conduct, Ethics and Anti-Bribery Policy or the predecessor of the Code (which included a code of ethics, whistleblower policy and anti-bribery policy adopted in 2004).
The Anti-Bribery Policy in the Code sets out the relevant legal requirements of the jurisdictions under which the business of the Company is governed.

(b)   Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

Directors are required to disclose any actual or potential conflict of interest situation.  As such, the Director must excuse himself from any such discussions and refrain from voting on any such issues.  The chairman may also request that a Director excuse himself or abstain from voting on an issue if he feels that there may be a conflict.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

There is a general prevailing awareness by the Directors that they are expected to cause the Company to maintain ethical business conduct.  The Company’s general counsel is mandated by the Board to provide training to current and future staff of the Company’s group on ethical conduct and in particular on awareness and understanding of the Company’s Code of Business Conduct, Ethics and Anti-Bribery Policy.

6. Nomination of Directors (a) Describe the process by which the Board identifies new candidates for Board nomination.

The Company’s Nomination Committee consists of the Leigh Wilson (the Chairman of the Board), James Johnstone, Johan Holtzhausen, John McGloin and Steven Curtis.  The Nomination Committee generally undertakes no activities except if and when the Board determines that a new Director should or must be appointed.  However, all Directors recognise the value of having persons on the Board who can contribute ‑ and all Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nomination Committee.

(b)   Disclose whether or not the Board has a nominating committee composed entirely of independent Directors.  If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.

The Nomination Committee is comprised of four independent Directors and the Chief Executive Officer (the latter of whom is expected to step down with effect from any list on a Recognised UK Exchange given different corporate governance requirements).  As to the Committee’s objectivity see sub‑clause5. (b) above.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	See above. Also refer to the charter of the Nomination Committee which is available on the Company’s website.
7. Compensation (a) Describe the process by which the Board determines the compensation for the issuer’s Directors and officers.

The Company has prepared the compensation report “Compensation Discussion and Analysis” included in this Circular. Further discussion of the Company’s compensation policy can be viewed on the Company’s website

(b)  Disclose whether or not the Board has a compensation committee composed entirely of independent Directors.  If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
Directors’ and officers’ compensation is generally considered by the Compensation Committee of the Board, which comprises of four independent Directors.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The principal responsibilities of the Compensation Committee are to review the fees and compensation for the Directors, the Chief Executive Officer, the Chief Financial Officer, and the executive officers of the Company, and to prepare the executive and directors compensation report for disclosure to Shareholders in this Circular.

8. Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

(i)   The primary role of the Corporate Governance Committee is to develop and implement corporate governance principles and policies established by the Board and to ensure that these principles are regularly reviewed, updated and adhered to.
(ii)   The function of the Disclosure Committee is to maintain a current awareness of the disclosure requirements applicable to publicly traded companies and as required by the rules of the Toronto Stock Exchange and securities regulatory authorities having jurisdiction.  The Committee and its members are expected to ensure that the disclosures by the Company are in compliance with those requirements.
(iii)  The function of the Technical Committee is to communicate with management on matters of a technical nature and advise the Board as and when technical issues are discussed that require the Board to resolve a course of action.
(iv)   The function of the Strategic Planning Committee is to understand, analyse, formulate and monitor the strategic direction proposed by management to the Board.
(v)    The function of the Life of Mine Committee is to monitor the implementation of the Revised Investment Plan at Blanket Mine.

9.    Assessments
Disclose whether or not the Board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution.  In the annual Board meetings held in conjunction with the annual general meeting there is discussion of the performance of the Board and the Committees.

10.  Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the Directors on its Board or other mechanisms of Board renewal and, if so, include a description of those Director term limits or other mechanisms of Board renewal. If the issuer has not adopted Director term limits or other mechanisms of Board renewal, disclose why it has not done so.
See page 34 of the Circular under “Director Tenure”

11.   Policies Regarding the Representation of Women on the Board
(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women Directors. If the issuer has not adopted such a policy, disclose why it has not done so.
(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i) a short summary of its objectives and key provisions,
(ii) the measures taken to ensure that the policy has been effectively implemented,
(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.
See pages 34 and 35 of the Circular under “Diversity”.

12.  Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer's reasons for not doing so.
See pages 34 and 35 of the Circular under “Diversity”.

13.  Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.
See pages 34 and 35 of the Circular under “Diversity”.

14.   Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.
See pages 34 and 35 of the Circular under “Diversity”.

15.   Number of Women on the Board and in Executive Officer Positions
(a) Disclose the number and proportion (in percentage terms) of Directors on the issuer's board who are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.
See pages 34 and 35 of the Circular under “Diversity”.

APPENDIX “B”
CALEDONIA MINING CORPORATION PLC
CHARTER OF THE BOARD OF DIRECTORS
(Adopted March 8, 2017)

1.	Mandate

The board of directors (the "Board") of Caledonia Mining Corporation Plc ("Caledonia" or the “Corporation”) is responsible for overseeing the management and business affairs of Caledonia and makes all major policy decisions. It may delegate certain of its authority and responsibilities to Board committees ("Committees") or management of Caledonia ("Management"). Nonetheless, the Board will retain full effective control over the Corporation.
2.	Applicable laws and guidelines

Caledonia endorses and is committed to the principles of good corporate governance and corporate citizenship.  Caledonia has therefore prepared this charter of the Board (the “Charter”) with reference to the laws, codes and guidelines that apply in the jurisdictions which are most relevant to Caledonia (i.e. Jersey, the UK, Canada and the USA) including the following specific laws and guidelines:

•	the UK Corporate Governance Code September 2014;
•	OECD Principles of Corporate Governance 2004;
•	the National Policy 58-201;
•	Companies (Jersey) Law 1991;
•	Corporate Governance Guidelines Related Documents: National Instrument 52-110 Audit Committees;
•	National Instrument 58-101 Disclosure of Corporate Governance Practices;
•	Form 58-101F1 Corporate Governance Disclosure;
•	Amendment Instrument for National Instrument 58-101 Disclosure of Corporate Governance Practices; and
•	The Sarbanes-Oxley Act governance requirements as are relevant in terms of the OTCQX trading facility.
The provisions set out in this Charter are subject to and must also be read in conjunction with the Corporation’s articles of association, the rules of the Toronto Stock Exchange and AIM Rules for Companies of the London Stock Exchange plc, the rules of any other applicable securities exchange or any other applicable regulatory body and any other applicable law, rule or regulation (collectively “the Applicable Laws”) and with due regard to the recommendations of the codes, rules and requirements outlined above.
In addition, because of its widespread international acceptance, the Charter has also been prepared with regard to the King Report on Governance for South Africa 2009, the King Code of Governance Principles (“King III”).
In the event of any ambiguity, discrepancy or conflict between this Charter and any of the Applicable Laws, the Applicable Laws shall prevail.
3.	Composition

The Board needs to achieve an appropriate mix of executive and non-executive directors (each a “Director”) who collectively have the knowledge, skills and experience required to carry out the role and responsibilities of the Board.

The Board must include a majority of individuals who qualify as independent Directors. The Board must meet all applicable legal and regulatory requirements.
Directors can be elected by the Board or by shareholders and all are subject to re-election annually by shareholders at the annual general meeting.

4.	Membership

4.1	The Board shall comprise no less than two members but is not subject to any maximum number. The OTCQX requires that a minimum of two independent Directors serve on the Board.

4.2	The Board will appoint from among its members a chairperson (the “Chairperson”).

4.3	The role of the Chairperson will be separate to the role of Chief Executive Officer (“CEO”).

4.4	The Chairperson will be a non-executive Director and preferably an independent non-executive Director.

4.5	The Chairperson should be elected by the Board each year (recommended to occur immediately after each annual general meeting).

4.6
The Chairperson should not be an employee of any company within the Corporation.  The Chairperson should also not be a member of the Audit Committee of the Corporation. The Chairperson should not have been the CEO in the last 3 years.

4.7	Each Director shall:

4.7.1	acquire the basic knowledge and understanding of the business of the Corporation as well as the laws, regulations and rules that govern the activities of the business;

4.7.2	have a fiduciary duty to the Corporation;

4.7.3	perform their functions with such diligence, skill and care as a reasonably prudent person would exercise in comparable circumstances; and

4.7.4	uphold the highest degree of ethics at all times.

4.8	The Board will in considering its size take cognisance of the knowledge, skills and resources required for conducting the business of the Board and its committees.

4.9	The Board will take responsibility for appointing the CEO and any new Director to take office on the Board with the assistance of the Nomination Committee of the Corporation.

5.	Meetings and proceedings

5.1
The agenda for Board meetings shall contain standing business reporting items. At a prior meeting, or through the office of the Chairperson, any Director may request additional items for inclusion on the agenda.

5.2
All reports and material for approval by the Board shall be delivered at least 48 hours in advance of a Board meeting in rush circumstances, and seven days for regular reporting, unless extenuating circumstances, as approved by the Chairperson, dictate otherwise.

5.3
If the Chairperson is not present at a Board meeting and cannot be contacted, the Directors present must appoint a chairperson for the meeting from amongst the non-executive Directors present at such meeting.

5.4
Board meetings shall normally be held and chaired in Jersey which shall be attended in person by a majority of the Directors, unless the Chairperson decides that there are no important decisions pending on the agenda, in which case Directors and invitees may participate in the Board meeting through the use of a conference telephone, video conference or other communication equipment by means of which all persons participating in the meeting can hear each other at the same time, provided that a majority of the Directors attend the meeting in person. Such participation constitutes attendance and presence in person at the meeting, forming part of the quorum necessary in the meeting.

5.5
In the event that the Directors attend Board meetings via telephone or video conference, such virtual meetings shall be set-up from Jersey, chaired by the Chairperson (provided that he is not in South Africa), minuted and documented by the secretary of the Corporation (the “Company Secretary”) in Jersey and the information that Directors need to consider in preparation for such a meeting should be disseminated from Jersey.

5.6
All proceedings at Board meetings must be minuted, evidencing that matters were substantially debated and decided, and all committee documents, information and minutes of previous Board meetings must be distributed to the Directors present at such meeting.

5.7	Within five business days of a meeting the Company Secretary will aim to circulate the minutes for review and comment.

6.	Attendance at meetings

6.1	The Board should meet at least four times per year. Any Director may request a meeting of the Board with no Management in attendance.

6.2	Directors should use their best endeavours to attend the Board meetings and to be properly prepared to participate in Board discussions and or be able to consider information/issues at such meetings.

6.3
Professional advisors, officers or members of staff whose input may be required or who may be invited for the purpose of, inter alia, capacity building for potential Directors may be invited to the meetings at the discretion of the Chairperson.

6.4	Management (who are not executive Directors) may attend Board meetings to facilitate communication between Management and the Board.

6.5	Directors unable to attend a Board meeting should advise the Chairperson and the Company Secretary timeously.

6.6
The Chairperson may excuse from the meeting or from any item on the agenda any of the attendees at a meeting who may have or may be considered by the Board to have a conflict of interest.  In such circumstances, the Director concerned should leave the boardroom while that item is discussed.

6.7
The Chairperson may for good reason request executive Directors to leave the boardroom for any part of the Board meeting.  This is especially so during deliberations relating to executive performance and remuneration.

6.8	No invitee shall have a vote at meetings of the Board.

7.	Quorum

7.1	The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number shall be a simple majority of the Directors.

7.2
Subject to the Articles of Association, any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting, if no other Director objects and if otherwise a quorum of Directors would not be present.

8.	Remuneration

8.1
Each of the Directors, other than the executive Directors who for the time being hold an executive office or employment with the Corporation, shall be paid a fee for his service at such rate as may from time to time be determined by the Board or by the Compensation Committee authorised by the Board. Such fee shall be deemed to accrue from day to day.

8.2
The Board will ensure that the Company’s 20-F and any voluntary annual reporting contains full disclosure of the remuneration of each Director and certain senior executives as prescribed by law or in terms of best practice, as adopted by the Corporation for this purpose

9.	Written resolutions

9.1
In the event a resolution is to be passed by way of written consent rather than a meeting of the Board, a brief summary of the background and purpose of the resolution will be provided to the Directors in writing (or in the resolution itself).

9.2	The resolution will be signed by all the Directors then in office or by all the members of the relevant committee of the Board.

9.3
The resolution shall be as valid and effectual as if it had been passed at a meeting of the Board or that committee duly convened and held and may be contained in one or more documents each signed by one or more of the Directors or members of that committee. Any such document(s) may be constituted by letter or in electronic form or otherwise as the Board may from time to time approve.

9.4	No important decisions of the Board should be taken by such a written resolution without having been considered by the Directors at a Board meeting.

10.	Independent Directors

10.1	An independent Director (an “Independent Director”) is a non-executive Director who:

10.1.1	is not a representative of a shareholder which has the ability to control or significantly influence the Board or the Management;

10.1.2	does not have a direct or indirect interest in the Corporation which exceeds 5% (five percent) of the Corporation’s total number of shares in issue;

10.1.3	has a direct or indirect interest in the Corporation which is less than 5% (five percent) of the Corporation’s total number of shares in issue and such interest is not material to his personal wealth;

10.1.4
has not been employed by Caledonia in any executive capacity or been engaged as the designated auditor or has been a partner in Caledonia’s external audit firm or has served as a legal adviser to Caledonia for the preceding 3 (three) financial years;

10.1.5	is not a member of the immediate family of an individual who is, or has during the preceding 3 (three) financial years been, employed by Caledonia in an executive capacity;

10.1.6	is not a professional adviser to Caledonia; and

10.1.7
is free from any business or other relationship (contractual or statutory) which could be seen by an objective outsider to interfere materially with the individual’s ability to act in an independent manner such as being a director of or having a material financial interest in a customer of or a supplier to Caledonia or its group of companies.

10.2	Independent Directors should not merely be independent but must be perceived as being independent by any reasonably informed outsider.

10.3	Independent Directors should be independent in character and judgement and there should be no relationships or circumstances which are likely to affect or could appear to affect such independence.

10.4
A balance should be sought between continuity in the composition of the Board, subject to performance and eligibility for re-election as well as considerations of independence and the need for the introduction of new ideas.

10.5
The re-appointment of any non-executive Director which would have the effect of his or her total term of office exceeding 9 (nine) years must be considered, with due regard to the length of office of such Director possibly negatively affecting his or her independence.

10.6
An Independent Director may serve longer than 9 (nine) years if, after an assessment by the Board, there are no relationships or circumstances likely to affect, or appear to affect, that Director’s objective judgement and independence.  Such assessment must show that that Director’s independence of character and judgement are not in any way affected or impaired by his or her length of service.  A statement to this effect should be included in Caledonia’s integrated annual report.

10.7	The Board must evaluate the ‘independence’ of those non-executive Directors that are classified as being independent.

11.	Separation of functions of the Chairperson and the CEO

11.1	The Board must ensure that, at all times, the roles of the Chairperson and the CEO are kept clearly separate.

12.	The Chairperson

12.1	The Board must appoint the Chairperson and determine the period for which he or she shall hold office, provided that the Chairperson must be elected (or re-elected) by the Board each year.

12.2	The Chairperson is responsible for:

12.2.1	setting the ethical tone for the Board and the Corporation together with the other Directors;

12.2.2
providing overall leadership to the Board without limiting the principle of collective responsibility of the Board for its decisions while at the same time being aware of the individual responsibilities of Board members;

12.2.3	considering and approving the long-term strategy and vision for Caledonia developed by the CEO and which must thereafter be presented by the CEO to the Board for its approval;

12.2.4	ensuring, with the CEO and the Company Secretary, that an annual work map for the Board is developed;

12.2.5	with the assistance of the Nomination Committee:

12.2.5.1	identifying and participating in the selection of Directors;

12.2.5.2	overseeing a formal succession plan for the CEO, other Directors and senior management of Caledonia;

12.2.5.3
ensuring that a formal programme of induction and continuing professional education for Directors is adopted and, in general, enhancing the confidence of new Directors and encouraging them to speak and make meaningful contributions at Board meetings; and

12.2.5.4	leading the annual evaluation of the performance of individual Directors;

12.2.6	presiding over Board meetings and directing Board discussions to effectively use the time available to address the issues facing Caledonia;
12.2.7
dealing with conflicts of interest which may arise between Directors and Caledonia. In this regard, the Chairperson must ask the relevant Director to recuse himself or herself from participating in discussions and taking decisions in respect of matters in which they have a conflict of interest;

12.2.8	ensuring that the Board receives the necessary information to take effective decisions and actions;
12.2.9	receiving regular reports from the CEO and acting as the link between the Board and Management and particularly between the Board and the CEO;
12.2.10	ensuring that the Directors play a full and constructive role in the affairs of the Corporation and taking a lead role in the process of removing non-performing or unsuitable Directors from the Board;
12.2.11
leading the process for setting the agenda for Board meetings, working with the CEO and the Company Secretary in this regard, studying the Board information packs prior to Board meetings and ensuring that Board minutes properly reflect proceedings at Board meetings and decisions of the Board;

12.2.12
building and maintaining relations with the shareholders of the Corporation and other stakeholders of Caledonia together with the CEO and the senior management team of Caledonia and maintaining stakeholders’ trust in Caledonia; and

12.2.13
considering, in conjunction with the Board, the number of outside chairmanships held by him taking into account, inter alia, the relative size and complexity of the businesses of the companies of which the Chairperson is a chairperson.

12.3	The Chairperson may establish an office, to be known as the Office of the Chairperson, to provide support to him and to assist Caledonia in the attainment of its objectives.
13.	The CEO

13.1	The CEO will report to the Chairperson.

13.2	The CEO is required to:

13.2.1
develop and submit to the Chairperson a long-term strategy and vision for the strategic development and growth of Caledonia that will generate optimum levels of shareholder value and will create positive relations with stakeholders and, once approved by the Chairperson, must present that strategy and vision to the Board for its consideration and approval;

13.2.2
develop and submit to the Chairperson annual business plans and budgets which are aimed at achieving Caledonia’s long-term strategy and vision for approval and thereafter must present those annual business plans and budgets to the Board for its consideration and approval;

13.2.3	strive to achieve financial and operational targets and ensure that the business affairs of Caledonia are appropriately monitored and managed;

13.2.4	ensure, with the approval of the Chairperson, that an effective senior management team for Caledonia is appointed and that regular performance appraisals are conducted in respect of Management;

13.2.5	formulate a proper succession plan for Caledonia’s senior management which must be approved by the Chairperson;

13.2.6	ensure that effective internal controls and governance measures are developed and implemented and oversee the implementation of the policies that are adopted by Caledonia;

13.2.7	maintain a positive and ethical work culture and climate that is conducive to attracting, retaining and motivating a diverse group of quality employees;

13.2.8
ensure, that a communications policy encompassing the dissemination of clear, balanced and truthful information to all stakeholders of Caledonia is developed together with the Chairperson and submitted to and approved by the Board;

13.2.9	set the ethical tone by providing ethical leadership and creating an ethical environment within Caledonia, together with the Chairperson; and

13.2.10	establish, with the approval of the Chairperson, an organisational structure for Caledonia which is conducive to the proper execution of its strategic plans.

13.3	with the assistance of the Audit Committee ensure that mechanisms are developed and implemented for ensuring that the Corporation:

13.3.1
complies with all applicable laws, regulations and is cognisant of the corporate governance principles required by the Companies (Jersey) Law 1991, the Toronto Stock Exchange, the Securities Exchange Commission and AIM Market of the London Stock Exchange plc; and

13.3.2	applies all recommended best practices which apply to the industry in which it operates and, if not, that the failure to do so is justifiably explained.

13.4	The appointment by the CEO of any executive who reports to him shall require the prior approval of the Chairperson. The CEO shall inform the Chairperson of the appointment of any other executive.

14	The Company Secretary

14.1	The Board is responsible for the selection, appointment and removal of a competent and suitably qualified and experienced Company Secretary, based in Jersey.

14.2	The Company Secretary may be an individual or a body corporate.

14.3	If thought fit two or more persons may be appointed as joint Company Secretary with the power to act jointly and severally.

14.4
The Board may from time to time appoint an assistant or deputy Company Secretary during such time as there may be no Company Secretary or no Company Secretary capable of acting or to support the Company Secretary.

14.5
The Company Secretary is accountable to the Board, and as such the Board shall recognise the pivotal role to be played by the Company Secretary in the achievement of good corporate governance, and empower this individual accordingly.

14.6	The Company Secretary must provide the Board as a whole and the individual Directors with detailed guidance regarding their duties, responsibilities and powers.

14.7
The Company Secretary must make the Directors aware of relevant legislation, regulations and rules affecting the Corporation as well as keep the Board informed of current and new developments regarding Directors’ duties and corporate governance requirements and practices.

14.8	The Company Secretary should report to the Board any failure of compliance with the Corporation’s articles of association on the part of any Director or the Board.

14.9	The Company Secretary should certify in the annual financial statements that the Corporation has filed all returns and notices required by the terms of the Companies (Jersey) Law 1991.

14.10	The Company Secretary should ensure that the role of the Board is properly articulated in the Charter and that the Board’s delegations are recorded, approved and updated.

14.11
The Company Secretary or, in the absence of the Company Secretary, any other person deemed appropriate by the Board shall be the secretary of the Board.  It shall be incumbent upon this person to ensure that:

14.11.1	contents of agendas of meetings are agreed with the Chairperson;

14.11.2	agendas and papers are distributed timeously to Board members and attendees;

14.11.3	minutes are taken and agreed by members of the Board; and

14.11.4	all other things necessary to ensure that meetings are held as scheduled are done.

14.12	The Company Secretary should further assist with:

14.14.1 appointment of Directors;

14.12.1	Director induction and training programmes; and

14.12.2	evaluation of the Directors, the Board and its committees.

14.13	The Company Secretary or assistant or deputy Company Secretary shall attend all Board meetings but shall not be a Director.

14.14
The Company Secretary is responsible for discharging the Company Secretary’s duties as required by the Companies (Jersey) Law 1991, the Toronto Stock Exchange and AIM Market of the London Stock Exchange plc and other applicable laws.

15	The roles and responsibilities of the Board

15.1	In discharging its duties and stewardship responsibility, the Board's duties include the following:
15.1.1
selecting, appointing, evaluating and (if necessary) terminating the CEO and Chief Financial Officer of the Corporation and selecting, appointing, evaluating and (if necessary) terminating the Chairperson;

15.1.2	adopting a strategic planning process, approving strategic plans and monitoring performance against plans;
15.1.3	reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives and monitoring performance on each of the above;
15.1.4	reviewing policies and procedures to identify business risks and ensure that systems and actions are in place to monitor them;
15.1.5	reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly;
15.1.6	approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors;
15.1.7
approving the Corporation’s Code of Business Conduct, Ethics and Anti-Bribery Policy, monitoring compliance with the code and granting any waivers from the code for the benefit of Directors or officers of the Corporation in accordance with applicable requirements of securities regulatory authorities or the Toronto Stock Exchange;

15.1.8	assessing the contribution of the Board, committees and all Directors annually and planning for succession of the Board;
15.1.9	evaluating the relevant relationships of each Independent Director and making an affirmative determination that such relationship does not preclude a determination that the Director is independent;
15.1.10	arranging formal orientation programs for new Directors, where appropriate, and a continuing education program for all Directors;
15.1.11
establishing and maintaining an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of Management, including reserving a portion of all Board and its committee meetings for in camera discussions without Management present;

15.1.12
reviewing and approving the compensation of members of the senior management team, as well as corporate objectives and goals applicable to each member, in order to ensure that the compensation is competitive within the industry, the composition mix (i.e., between cash, short-term incentives and long-term incentives) is appropriate to incentivize and reward each member relative to his or her responsibilities and the Corporation’s objectives and goals and the form of compensation aligns the interests of each such individual with those of the Corporation;

15.1.13	ensuring that an adequate system of internal control is maintained to safeguard the Corporation’s assets and the integrity of its financial and other reporting systems;
15.1.14
ensuring that there is in place a system of internal disclosure controls and procedures that, among other things, creates a disclosure charter setting out the Corporation’s disclosure policy and mandates activities relating to public disclosure, ensures all material information is properly gathered, reviewed and disseminated, and monitors and evaluates compliance with, and the effectives of, such controls and procedures;

15.1.15	adopting a process for shareholders and other interested parties to communicate directly with the Board or the Independent Directors, as appropriate;
15.1.16
reviewing and considering for approval all amendments or departures proposed by Management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business;

15.1.17	ensuring that a process is established that adequately provides for Management succession planning, including the appointing, training, and monitoring of Management;
15.1.18	being responsible for information technology governance;
15.1.19	in addition to the above, adhering to all other Board responsibilities as set forth in the Corporation’s articles of association and other statutory and regulatory requirements.

15.2
The day-to-day operational management of the business and affairs of Caledonia are delegated by the Board to the CEO and other executive officers as directed by the CEO. However, this delegation does not include the right to make key management and commercial decisions for the Corporation;

15.3
The Compensation Committee consists of at least 3 (three) Directors, the majority of whom must be Independent Directors.  The purpose of the Compensation Committee is, inter alia, to examine the compensation of Management and to assist the Board in its responsibility for setting the Corporation’s remuneration policies to ensure that these policies are aligned with the business strategy and create value over the long term.

15.4
The Audit Committee consists of at least 3 (three) Directors, all of whom must be Independent Directors.  The Board has assigned to the Audit Committee the authority to monitor the integrity of Caledonia's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; to monitor the independence and performance of Caledonia's independent auditors and internal audit department; and to provide an avenue of communication among the independent auditors, Management, the internal audit department, and the Board. The shareholders of the Corporation must, at each annual general meeting of the Corporation, elect the members of the Audit Committee.

15.5	The Board has assigned to the Corporate Governance Committee the authority to develop Caledonia's approach to governance issues and to ensure that all requirements are met.
15.6
The Nomination Committee consists of at least 3 (three) Directors, the majority of whom must be Independent Directors.  The Board has assigned to the Nomination Committee the responsibility of establishing the criteria for Board membership and identifying, vetting and recommending prospective nominees for Board membership and monitor succession planning for the Chairperson, the CEO, other Directors and senior management of Caledonia.

15.7
The Strategic Planning Committee consists of at least 3 (three) members. The purpose of the Strategic Planning Committee is, inter alia, to monitor the development by Management of short and long term strategic plans for the Corporation and to approve the annual budgets.

15.8
The Technical Committee consists of at least 3 (three) members. The purpose of the Technical Committee is, inter alia, to assist the Board with its duties and responsibilities in evaluating and overseeing the exploration and development of and reporting on the Corporation’s projects and reviewing and approving the technical plans, schedules and budgets of the Corporation.

15.9
The Board should ensure that the Board committees have terms of reference which have been approved by the Board. Those terms of reference should be reviewed each year and all amendments made thereto should also be approved by the Board.

15.10	The Board should ensure that a framework for the delegation of its powers to Management is developed and adopted.
15.11	The following matters are not delegated and require the prior approval of the Board:
15.11.1	strategic plans and annual budgets;
15.11.2	approval of the annual audited and unaudited quarterly financial statements;
15.11.3	any transaction which is not in the ordinary course of business of Caledonia;
15.11.4	Acquisitions and dispositions of fixed assets in excess of $1 million;

15.11.5	borrowings or giving guarantees in excess of $1 million;
15.11.6	all contracts with officers or Directors in excess of $75,000 annually; and
15.11.7	all other matters that are within the powers of the Board and are not delegated.
16	Declaration of interests

16.1
The Directors shall, at all times, observe the legal requirements in respect of the declaration of their interests and do everything reasonably required to avoid a conflict of interest in the execution of their duties and responsibilities to the Corporation.

16.2
Any possible conflict of interest shall at all times be declared before the matter is discussed at a Board meeting and the Director concerned shall not be counted in the quorum for that Board meeting nor shall his or her vote (if any) be counted unless so permitted by the Corporation’s articles of association. Any Director who is not permitted to vote on a resolution in respect of the subject matter to which their conflict relates shall leave the meeting immediately after making such declaration.

17	Dealings in securities of the Corporation

17.1
Directors must, before dealing in the securities of the Corporation (including the issue or exercise of share options or other equity-linked instruments), obtain prior written clearance to do so from the Chairperson or any one of either the CEO or the Chief Financial Officer of the Corporation pursuant to the Chairperson having been notified of the relevant Director’s intention to deal in securities of the Corporation by the Chief Executive Officer or the Chief Financial Officer, as the case may be.

17.2
The Chairperson must, before dealing in the securities of the Corporation, obtain prior written clearance to do so from any two of either the chairperson of the Compensation Committee, the Audit Committee or the Nomination Committee.

17.3	The CEO and the Chief Financial Officer of the Corporation must, before dealing in securities of the Corporation, obtain prior written clearance to do so from the Chairperson.
17.4	A detailed share dealing code shall be or shall have been adopted by the Board.

18	Policy on Directors obtaining professional advice

18.1	The Directors may engage the services of any consultant, specialist or outside professional to assist the Board in the performance of its duties.
18.2
Where a consultant, specialist or outside professional has been engaged to assist the Board in the performance of its duties, the Corporation shall meet all expenses reasonably incurred by the Directors in this regard.

19	Confidentiality

19.1
All information in whatever form must be kept confidential and the Directors must not disclose any confidential information within their knowledge or possession in any manner to any person, corporation or other entity.

19.2	The following shall not be considered confidential information:
19.2.1
information which was in the public domain prior to its disclosure to the relevant Director or subsequently came to be in the public domain in any way otherwise than by the wrongful disclosure by such Director;

19.2.2
information which is disclosed directly or indirectly by the relevant Director to any person who is a Director, employee, agent, consultant, adviser or contractor of or to Caledonia, as the case may be, whose knowledge or possession of such information is necessary for that person to perform their particular functions; or

19.2.3
information the disclosure of which is required by any applicable law, by an order of court or by the rules of any securities exchange on which the Corporation’s shares are listed or by any other regulatory body the rules of which the Corporation is subject.

20	Evaluation

20.1	With the assistance of the Nomination Committee, the Board must ensure that the performance of the following individuals and bodies are evaluated annually:
20.1.1	the Board as a whole;
20.1.2	the Chairperson;

20.1.3	the CEO;
20.1.4	individual Directors; and
20.1.5	Board committees and their respective chairpersons.

21	Reporting

The Board must comply with its reporting obligations under all applicable laws.

22	Document Control
Version
Date
Status
Author

Version Control

Date	Revision #	Description of Change	Author

23          Charter Approval
This Charter will be updated on an annual basis and sooner if any significant changes have occurred, and notification of revisions of this document will be communicated to users. A copy of this document will be available from all Caledonia’s offices and on the Corporation’s website.

This Charter supersedes any previous Board charter.

Approved and authorised by the Chairperson of the Board.

8 March 2017

APPENDIX “C”
CALEDONIA MINING CORPORATION PLC
AUDIT COMMITTEE CHARTER
(Adopted March 13, 2017)

1.	Mandate

The Audit Committee (the “Committee”) of Caledonia Mining Corporation Plc (“Caledonia” or the “Corporation”) has adopted this charter (“Charter”). The Committee shall review and reassess this Charter every 2 years or sooner if significant changes occur and recommend any proposed changes to the board of directors of the Corporation (the “Board”) for approval. Meetings of the Committee are conducted when required and its operating duties are described below.

2.	Purpose

2.1
The purpose of the Committee is to provide an open avenue of communication between Caledonia’s management ("Management"), the independent auditors ("Auditors") and the Board and to assist the Board in its oversight of the:

•	integrity, adequacy and timeliness of Caledonia’s financial reporting and disclosure practices;

•	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;

•	compliance with legal and regulatory requirements related to financial reporting;

•	independence and performance of the Auditors;

•	processes implemented by Management to ensure effective internal controls over financial reporting;

•	enterprise risk management;

•	fraud risks related to financial reporting;

•	risks related to financial reporting; and

•	integrated reporting.

2.2
The Committee shall also perform any other activities consistent with this Charter to ensure that Caledonia’s articles of association, governing and regulatory laws as required by the SEC, Sarbanes-Oxley Act and OTCQX, TSX and AIM requirements are monitored by Management.

2.3
The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with International Financial Reporting Standards (“IFRS”).

2.4	The Committee shall ensure that a combined assurance model is developed and implemented to provide a co-ordinated approach to all assurance activities.

3.	Composition

3.1
Members of the Committee shall be appointed by the shareholders at the annual general meeting of the company.  The Committee chairperson (“Chairperson”) shall be appointed by the Board from one of the members of the Committee at the first Board meeting following the annual general meeting.

3.2	The Committee shall be comprised of three or more independent directors, one of whom shall serve as the Chairperson.

3.3	As per Section 301 of Sarbanes-Oxley Act and the OTCQX, TSX and AIM requirements, members of the Committee have to be independent.

3.4
Each Committee member will be subject to any independence exemptions as set out in National Instrument 52-110 Audit Committees (“NI 52-110”). The NI 52-110 states that an ‘independent’ director is a director who has no direct or indirect material relationship with the Corporation and a ‘material relationship’ is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgement or a relationship deemed to be a material relationship. Director’s independence can be further assessed in accordance with section 10 of the Board charter.

3.5	The chairperson of the Board may not be a member of the Committee but may be invited to attend the Committee meetings or part thereof.

4.	Membership

4.1
Each member of the Committee shall satisfy themselves of the requirements of the applicable laws, regulations, and the rules of any stock exchange or market upon which the shares or other securities of Caledonia are listed or traded on (hereinafter generally called the "Stock Exchange"). Each member shall also be an independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the members’ independence towards Management, any internal auditors or the Auditors.

4.2	The Company Secretary shall act as the secretary of the Committee.

4.3
All members shall be, or promptly after appointment shall become, financially literate as determined by the Board. At least one member shall have accounting or related financial management expertise or an individual should be well versed in IFRS, internal control structures and other functions of the Committee as determined by the Board.

4.4
The Committee must collectively have sufficient expertise and experience necessary to perform their functions. This includes a suitable level of understanding of integrated reporting, internal controls over financial reporting, external audit process, corporate law, risk management, sustainability matters, information technology and the corporate governance process.

5.	Attendance at Meetings

5.1	The Committee and its members shall meet all applicable legal, regulatory and listing requirements that in future might arise and that are not set out in this Charter.

5.2
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken in writing signed by all of the members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

5.3	The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

5.4	The Committee may invite any other persons to its meetings as it deems appropriate and any member of the Committee could request that a meeting be held by informing all other members of the Committee.

6.	Quorum

6.1
The Committee shall meet, at the discretion of the Chairperson or a majority of the members, as circumstances dictate but at least physically twice a year in Jersey, Channel Islands. A majority of the members shall constitute a quorum.

6.2	If and whenever a vacancy shall exist, the remaining members may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.	Roles and Responsibilities

The following are the Committee’s roles and responsibilities:

7.1	The Committee will review and approve the plan of work for the Auditors, including its plan, scope and timing.

7.2
The Committee shall review Caledonia’s interim unaudited and annual audited financial statements and report thereon to the Board prior to them being filed with the appropriate regulatory authorities, published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments with Management and the Auditors, as and when the Committee deems it appropriate to do so.

7.3
The Committee shall review the Management Discussion and Analysis, the annual and interim financial statements, Forms 20 F and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed.

7.4	The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities.

7.5	The Committee shall review the post-audit or other documentation containing the recommendations of the Auditors as well as Management’s response and subsequent follow-up to any identified weaknesses.

7.6	The Committee shall review the evaluation of internal controls by internal auditors, together with Management’s response thereon.

7.7
The Committee shall annually meet with the Auditors and Caledonia’s Chief Financial Officer to review Caledonia’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

7.8
The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between Management and the Auditors on financial reporting matters.

7.9
The Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the Auditors. The subsidiary entities include corporations, partnerships or other entities which, pursuant to IFRS, are included in the consolidated financial results of the Corporation.

The list of non-audit services include:

• bookkeeping;

• financial information system design and implementation;
• appraisal or valuation services;
• actuarial services;
• internal audit outsourcing services;
• management functions;
• human resource services;
• tax planning;
• tax compliance;
• broker-dealer or any investment banking functions; and
• legal services.

7.10
The Committee must be satisfied that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Caledonia’s financial statements, other than the public disclosure referred to above, and must periodically assess the adequacy of those procedures.

7.11
The Committee must establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal financial reporting control or auditing matters and the confidential, anonymous submission by employees of Caledonia and its subsidiary entities of concerns regarding questionable accounting or auditing matters.

7.12	The Committee must review and approve Caledonia’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor.

7.13	The Committee must ensure that the information technology risks related to financial reporting and the going concern status of the Corporation are properly managed.

8.	Governance and Authority

8.1
The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the internal auditors and/or the Auditors as well as any employee of Caledonia, or Caledonia’s outside counsel, to attend a meeting of the Committee or to meet with any members of the Committee or consultants to the Committee.

8.2	The Committee shall have unrestricted access to Caledonia’s books and records.

8.3	The Committee has authority to:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set payments for the compensation of any advisors engaged by the Committee.

•	communicate directly with the internal auditors and the Auditors.

8.4	The internal auditors will have direct access to the Committee and vice versa.

8.5	The Chairperson , or other member so designated by the Committee, may represent the Committee to the extent permitted by applicable legal and Stock Exchange requirements.

9	Nomination and Appointment of Auditors

9.1
The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval at each annual general meeting. The Board will set the compensation for the Auditors.

9.2	The Committee shall review the performance, quality and effectiveness of the Auditors and give feedback to the Board to assist in its nomination for (re)appointment and compensation decision.

9.3
The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any relationships or services that may impact the objectivity and independence of the Auditors and recommend that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

9.4
Audit services provided by the Auditors should be included in the Form 20F. The Committee shall review any proposed engagements for non-audit services and consider the impact on the independence of the Auditors.

9.5	The Committee shall approve the terms and conditions of the Auditor’s engagement.

10	Internal Auditors

10.1	The Committee shall review the performance, quality and effectiveness of the internal auditors.

10.2	The Committee shall review the internal auditor’s audit plan, including resource adequacy, scope, procedures and timing of the audit.

10.3
The Committee should ensure that the internal audit function is subject to an independent quality review in line with the Global Institute of Internal Audit Standards or when the Committee determines it appropriate as a measure to ensure that the function remains effective.

11	Appointment of the Risk Management Committee

11.1	The Committee shall appoint a risk management sub-committee which will assist the Committee in performing risk management functions.

11.2	The Committee shall oversee the development of a risk management strategy and implementation of the plan in line with the Board’s appetite for risk.

11.3	The Committee shall assist the Board to conduct a systematic and documented risk assessment at least once a year.

12	Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

12.1	conducting or authorising investigations into any matters that the Committee believes are within the scope of its responsibilities; and

12.2
making enquiries of Management and the internal auditors or the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimise such risks.

13	Reporting Requirements
13.1
The Committee should fulfil an oversight role regarding the Corporation’s integrated report and the reporting process and consider the level of assurance obtained from Management, internal and external assurance providers.

13.2
The Sarbanes-Oxley Act Section 407 requires the Committee to disclose in their periodic filling to the SEC whether the Committee has a financial expert. In the case that the Committee has no financial expert, a reason must be given. The Corporation should continue to disclose this reporting in Item 16 A in the Form 20-F.

14	Confidentiality
All information in whatever form and howsoever obtained by members of the Committee in the course of serving as members of the Committee (“Confidential Information”) must be kept confidential and members of the Committee must not disclose any of the Confidential Information within their knowledge or possession in any manner to any person, company or other entity.

15	Evaluation
15.1	The Board or designate must perform an evaluation of the effectiveness of the Committee every year.

15.2	Members of the Committee should seek continually to develop and refresh their knowledge to ensure that they have the requisite skills and knowledge to carry out their role.

16.	Amendments to the Charter
This Charter may be amended as necessary from time to time, but should be reviewed every 2 years by the Committee or sooner if significant changes occur.

17	Charter Enforcement
Any employee found to have violated the Charter may be subject to disciplinary action, up to and including termination of employment in accordance with the Corporation’s disciplinary policy.

18 Document Control
Version
Date
Status
Author

Version Control

Date	Revision #	Description of Change	Author

19	Charter Approval
A copy of this document will be available from all of Caledonia’s offices and at www.caledoniamining.com.

This Charter supersedes any previous Audit Committee charters.

Recommended by the Chairperson of the Committee.

Approved by the Chairperson of the Board.

13 March 2017